ABSOLUTE SOFTWARE CORPORATION (TSX: ABST; Nasdaq: ABST)
First Quarter Fiscal 2022 Management’s Discussion and Analysis
For the three months ended September 30, 2021
Dated: November 9, 2021
Introduction
The following Management’s Discussion and Analysis (this “MD&A”) has been prepared in accordance with Form 51-102F1 and should be read in conjunction with the Company’s First Quarter Fiscal 2022 (“F2022”) Interim Condensed Consolidated Financial Statements and accompanying notes. These documents, along with additional information about Absolute, including the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis for the year ended June 30, 2021, are available at www.absolute.com and under Absolute’s profile at www.sedar.com, and on EDGAR at www.sec.gov.
The words “we”, “our”, “us”, “Company” and “Absolute” refer to Absolute Software Corporation together with its subsidiaries and/or the management and/or employees of the Company (as the context may require).
The Company’s fiscal year ends on June 30 of each year. All information in this MD&A is given as of September 30, 2021 unless otherwise indicated. All dollar figures are stated in U.S. dollars unless otherwise indicated.
Forward-Looking Statements
This MD&A contains certain forward-looking statements and forward-looking information, as defined under applicable securities laws, including, without limitation, the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), which relate to future events or Absolute’s future business, operations, and financial performance and condition. Forward-looking statements normally contain words like “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall”, “scheduled”, and similar terms and, within this MD&A, include, without limitation, any statements (express or implied) respecting: Absolute’s future plans, strategies, and objectives, including plans, strategies, and objectives arising out of the COVID-19 pandemic and related to the NetMotion acquisition; projected revenues, expenses, margins, and profitability; future trends, opportunities, challenges, and growth in Absolute’s industry; the impacts of the COVID-19 pandemic on Absolute’s business, operations, prospects, and financial results (including, without limitation, greater/continued remote working and/or distance learning); the increase in volume and range of data breaches and cyber threats; the anticipated operational, financial, and competitive benefits, and synergies of the NetMotion acquisition; Absolute’s ability to grow revenue by selling to new customers and increasing subscriptions with existing customers; Absolute’s ability to renew customers’ subscriptions; Absolute’s ability to maintain and enhance its competitive advantages within its industry and in certain markets; Absolute’s ability to remain compatible with existing and new PC and other device operating systems; the maintenance and development of Absolute’s PC OEM and other channel partner networks; existing and new product functionality and suitability; Absolute’s product and research and development strategies and plans; Absolute’s business development strategies and plans; Absolute’s privacy and data security controls; the seasonality of future revenues and expenses; Absolute’s ability to meet its commitments under and remain in compliance with its term loan facility; the future availability of working capital and any required financing; future dividend issuances or increases; the addition and retention of key personnel; increases to brand awareness and market penetration; future corporate, asset, or technology acquisitions; strategies respecting intellectual property protection and licensing; active and potential future litigation or product liability; future dividend issuances or increases; future fluctuations in applicable tax rates, foreign exchange rates, and/or interest rates; the future availability of tax credits; Absolute’s foreign operations; expenses, regulatory obligations, and/or legal exposures as a result of its recent SEC registration and Nasdaq listing; changes and planned changes to accounting policies and standards and their respective impact on Absolute’s financial reporting; Absolute’s environmental, social, and governance initiatives; economic and market uncertainty; the continued effectiveness of Absolute’s accounting policies and internal controls over financial reporting; and other aspects of Absolute’s strategies, operations or operating results. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing investors and others to get a better understanding of Absolute’s anticipated financial position, results of operations, and operating environment. Readers are cautioned that such information may not be appropriate for other purposes.
Forward-looking statements are not guarantees of future performance, actions, or developments and are based on expectations, assumptions and other factors that management currently believes are relevant, reasonable, and appropriate in the circumstances. The material expectations, assumptions, and other factors used in developing the forward-looking statements set out herein include or relate to the following, without limitation:

Absolute will be able to successfully execute its plans, strategies, and objectives; Absolute will be able to successfully manage cash flow, operating expenses, interest expenses, capital expenditures, and working capital and credit, liquidity, and market risks; Absolute will be able to leverage its past, current, and planned investments to support growth and increase profitability; Absolute will be able to successfully manage the impacts of COVID-19 on its business, operations, prospects, and financial results; there will continue to be a trend toward mobile computing and remote working and/or distance learning, in the short, medium, and/or long-term, and resulting demand for Absolute’s solutions; Absolute will be able to successfully integrate NetMotion’s operations and realize the expected benefits to Absolute and synergies from the acquisition; the Absolute-NetMotion combined company’s financial profile will align with Absolute’s forecasts; Absolute will be able to implement its plans, forecasts, and other expectations with respect to the NetMotion acquisition and realize expected synergies; Absolute will be able to grow revenue by selling to new customers and increasing subscriptions with existing customers at or above the rates currently anticipated; Absolute will be able to renew customers’ subscriptions efficiently and cost effectively; Absolute will maintain and enhance its competitive advantages within its industry and certain markets; Absolute will keep pace with or outpace the growth, direction, and technological advancement in its industry; industry data and projections are accurate and reliable; Absolute will be able to adapt its technology to be compatible with changes to existing and new PC and other device operating systems; Absolute will be able to maintain and develop its PC OEM and other channel partner networks; Absolute’s current and future (if any) PC OEM partners will continue to permit embedding of its firmware technology and/or provide distribution and resale support; Absolute’s business development strategies and plans (including, without limitation, enhanced data intelligence, Application Persistence, and APaaS) will be successful as currently expected; Absolute will be able to maintain or grow its sales to education customers; Absolute’s existing and new products will function as intended and will be suitable for the intended end users; Absolute will be able to design, develop, and release new products, features, and services and enhance its existing products and services; Absolute will obtain FedRAMP certification and achieve greater penetration into government markets; Absolute will be able to protect against the improper disclosure of data it may process, store, and/or manage; Absolute’s revenues will not become subject to increased seasonality; Absolute will meet its commitments under and remain in compliance with its term loan facility; future financing will be available to Absolute on favourable terms, if and when required; Absolute will be in a financial position to issue dividends in the future; fluctuations in applicable tax rates, foreign exchange rates, and interest rates will not have a material impact on Absolute; certain tax credits will remain or become available to Absolute; Absolute will be able to attract and retain key personnel; Absolute will be successful in its brand awareness and other marketing initiatives; Absolute will be able to successfully integrate businesses, intellectual property, products, personnel, and/or technologies that it may acquire (if any other than NetMotion); Absolute will be able to maintain and enhance its intellectual property portfolio; Absolute’s protection of its intellectual property is and will be sufficient and its technology does not and will not materially infringe third-party intellectual property rights; Absolute will be able to obtain any necessary third-party licenses on favourable terms; Absolute will not become involved in material litigation or subject to material adverse judgments, damages awards, or regulatory sanctions; Absolute will be able to successfully manage the additional expenses, regulatory obligations, and legal exposures resulting from its recent SEC registration and Nasdaq listing; Absolute will not face any material unexpected costs related to product liability or warranties; foreign jurisdictions will not impose unexpected risks; Absolute’s environmental, social, and governance initiatives will deliver positive outcomes; economic and market conditions (including, without limitation, as affected by the COVID-19 pandemic) will not impose unexpected risks or challenges; and Absolute will maintain or enhance its accounting policies and standards and internal controls over financial reporting.
Although management believes that the forward-looking statements herein are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent to Absolute’s business, including the following risks (as more particularly described in the “Risk and Uncertainties” section of this MD&A): that Absolute may not be able to accurately predict its rate of growth and profitability; Absolute’s dependence on PC OEMs for embedding its firmware technology; Absolute’s reliance on its PC OEM and other distribution, resale, and other channels; risks related to the COVID-19 pandemic and its impact on Absolute; that Absolute may not be able to successfully integrate NetMotion’s operations; that Absolute may be unable implement its plans, forecasts, and other expectations for the NetMotion acquisition as anticipated, or at all, to realize the expected synergies from the NetMotion acquisition; that the Absolute-NetMotion combined company will not have the projected financial profile and will not experience the expected financial benefits and synergies; that the NetMotion acquisition and integration will disrupt Absolute’s business; that Absolute may be unable to attract new customers or maintain its existing customer base or grow or upgrade the services provided to these customers; that customers may not renew or expand their existing commercial relationship with Absolute; that Absolute may be unable to adapt its technology to be compatible with new operating systems; that Absolute’s business development activities will not advance and deliver the benefits as currently anticipated; that changing buying patterns in the education vertical may adversely impact Absolute’s business; that changing contracting or fiscal policies of government organization may adversely affect Absolute’s business and operations; that Absolute will not achieve FedRAMP certification, on the timeline currently expected or at all, which may hinder its ability to achieve greater penetration into government markets; risks relating to the evolving nature of the market for Absolute’s products; that Absolute’s software services may contain errors, vulnerabilities, or defects; that Absolute could suffer security breaches impacting the data that Absolute processes and otherwise handles; other risks associated with data security, privacy controls, and hacking; that Absolute’s reputation may be damaged, and its financial results negatively affected, if its internal networks, systems, or data are perceived to have been compromised; that customers may expose Absolute to potential violations of applicable privacy laws; that Absolute’s focus on larger enterprise customers could result in greater costs, less favourable commercial terms, and other adverse impacts to Absolute; risks associated with any failure by Absolute to successfully promote and protect its brands; risks associated with cyclical business impacts on Absolute; Absolute may fail to meet its commitments under or remain in compliance with its term loan facility, which could allow the lenders to accelerate the repayment of the debt; future financing that may be required may not be available on favourable terms; risks associated with the competition Absolute faces within its industry; that industry data and projections are inaccurate and unreliable; that industry data and projections are inaccurate and unreliable; that Absolute’s research and development efforts may not be successful; risks resulting from interruptions or delays from third-party hosting facilities; that Absolute’s business may suffer if it cannot continue to protect its intellectual property rights; that Absolute may be unable to obtain patent or other proprietary or statutory protection for new or improved technologies or products; risks related to Absolute’s technology incorporating certain “open source” software; that Absolute may be unable to maintain technology licenses from third parties; risks related to fluctuating foreign exchange rates; that the price of Absolute’s common shares may be subject to wide fluctuations; risks related to Absolute’s recent SEC registration and Nasdaq listing; that Absolute is reliant on its key personnel; that Absolute may be subject to litigation or other dispute resolution from time-to-time; that Absolute may become subject to material adverse judgments, damages awards, or regulatory sanctions; risks related to Absolute’s foreign operations; that Absolute may be unable to successfully manage and/or integrate any future acquisitions; risks related to Absolute’s amortization of revenue over the term of its customer subscriptions; risks related to Absolute’s reliance on its reseller and other partners for billings; that Absolute may reduce or eliminate its periodic dividend payments in the future; income tax related risks; that Absolute may not currently have or maintain adequate insurance coverages for the risks associated with its business; that Absolute may become subject to product liability claims; risks related to Absolute’s reliance on copyrights, trademarks, trade secrets, and confidentiality procedures and similar contractual provisions; risks related to economic and political uncertainty; and Absolute will not be able to maintain or enhance its accounting policies and standards and internal controls over financial reporting. Additional material risks and uncertainties applicable to the forward-looking statements herein include, without limitation, unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant. Many of these factors are beyond the control of Absolute.
All forward-looking statements included in this MD&A are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this MD&A are made as at the date hereof and Absolute undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.
Industry and Market Data
Information contained in this MD&A concerning the industry and the markets in which Absolute operates, including Absolute’s perceived trends, market position, market opportunity, market share, and competitive advantages within the markets in which it operates, is based on information from independent industry analysts and third-party sources (including industry publications, surveys, and forecasts), Absolute’s internal research, and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from Absolute’s internal research, and are based on assumptions made by Absolute based on such data and its knowledge of its industry and markets, which management believes to be reasonable. Certain of the sources utilized in this MD&A have not consented to the inclusion of any data from their reports, nor has Absolute sought their consent. Absolute’s internal research has not been verified by any independent source and Absolute has not independently verified any third-party information. While Absolute believes the market opportunity and market share information included in this MD&A is generally reliable, such information is inherently imprecise and may be rendered inaccurate by a variety of factors, including recent events and emerging economic trends. In addition, projections, assumptions, and estimates of Absolute’s future performance and the future performance of the industry and the markets in which Absolute operates constitute forward-looking statements which are subject to a high degree of uncertainty and risk due to a variety of factors, including those referred to under the heading “Forward-Looking Statements” above and in the “Risks and Uncertainties” and other sections of this MD&A. As of the date of this MD&A, the full and long-term impacts of the COVID-19 pandemic continue to unfold. It is not possible for Absolute to reliably estimate the length and severity of these impacts and, as a result, many of our estimates and assumptions contained herein required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, our estimates may change materially in future periods. Readers should carefully review these estimates and assumptions, along with the risk factors referred to in “Risks and Uncertainties”, in light of evolving economic, political, and social conditions.
Trademarks
ABSOLUTE, ABSOLUTE SOFTWARE, the ABSOLUTE logo, PERSISTENCE, APPLICATION PERSISTENCE, ABSOLUTE RESILIENCE, ENDPOINT RESILIENCE, ABSOLUTE REACH, ABSOLUTE CONTROL, ABSOLUTE DATAEXPLORER, SELF-HEALING ENDPOINT, DARK ENDPOINT, and NETMOTION are trademarks of Absolute (or its subsidiaries) in Canada, the United States, and/or other jurisdictions. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

FINANCIAL HIGHLIGHTS
USD millions, except percentages, number of shares, and per share amounts

	Q1 F2022	Q1 F2021	Change
Revenue
Cloud and subscription services	$41.4	$26.4	57%
Managed professional services	1.0	1.2	(17%)
Recurring revenue(1)	$42.4	$27.6	54%
Other(1)	1.3	0.9	44%
Total revenue	$43.7	$28.5	53%

Adjusted Revenue(2)	$49.0	$28.5	72%

Total annual recurring revenue (“ARR”)(3)	$187.4	$111.7	68%

Net income (loss)	$(7.6)	$2.6	(392%)
Per share – basic	(0.15)	0.06
Per share – diluted	(0.15)	0.06
As a percentage of revenue	(17%)	9%

Adjusted EBITDA(2)	$12.8	$8.1	58%
As a percentage of Adjusted Revenue	26%	29%

Cash (used in) from operating activities	$(0.6)	$14.7	(104%)

Dividends paid	$3.2	$2.6	23%
Per share (CAD)	0.08	0.08

As at	September 30, 2021	June 30, 2021	Change
Cash, cash equivalents, and short-term investments	$55.9	$140.5	(60%)
Total assets	528.7	232.6	127%
Deferred revenue(4)	179.1	160.2	12%
Total non-current financial liabilities(5)	275.1	9.0	2957%
Common shares outstanding (millions)	49.8	49.6
Notes:
(1)Recurring revenue represents revenue derived from cloud services, term-based subscription licenses, maintenance services and recurring managed professional services. Other revenue represents revenue derived from perpetual software licenses, non-recurring professional services and ancillary product lines, including consumer products.
(2)Adjusted Revenue, Adjusted EBITDA, and Adjusted EBITDA as a percentage of Adjusted Revenue are non-IFRS measures. Refer to the “Use of non-IFRS measures and key metrics” section of this MD&A for further discussion of these measures and the “Results of Operations” section of this MD&A for reconciliation to the nearest IFRS measure.
(3)Total ARR is a key metric. Refer to the “Use of non-IFRS measures and key metrics” section of this MD&A for further discussion of this measure.
(4)Deferred revenue includes current and non-current amounts.
(5)Total non-current financial liabilities include non-current portion of lease liabilities and long-term debt.

FIRST QUARTER FISCAL 2022 (“Q1 F2022”) OVERVIEW
Key Financial Metrics
•Revenue in Q1 F2022 was $43.7 million, representing an increase of 53% compared to Q1 of fiscal year 2021 (“Q1 F2021”). 76% of the total increase from Q1 F2021 was attributed to NetMotion and 24% was attributed to Absolute’s existing business.
•Adjusted Revenue(1) in Q1 F2022 was $49.0 million, representing an increase of 72% compared to Q1 F2021 reported revenue, and an increase of 15% compared to Q1 F2021 revenue on an as-if combined basis without factoring in acquisition related adjustments(2).
•Net loss in Q1 F2022 was $7.6 million, compared to net income of $2.6 million in Q1 F2021.
•Total ARR(4) at September 30, 2021 was $187.4 million, representing an increase of 68% over the prior year reported ARR, and increase of 17% compared to an as-if combined basis for Q1 F2021(3).
•The Enterprise & Government portions of Total ARR increased by 92% over the prior year, and 17% compared to an as-if combined basis for Q1 F2021(3). The Enterprise & Government portion represented 77% of Total ARR at September 30, 2021.
•The Education sector portion of Total ARR increased by 19% year over year and, and 18% compared to an as-if combined basis for Q1 F2021(3). The Education sector portion represented 23% of Total ARR at September 30, 2021.
•New Logo ARR(4)(5) was $4.7 million in Q1 F2022, compared to $1.8 million in Q1 F2021. New Logo ARR increased by 98% compared to an as-if combined basis for Q1 F2021.
•Net Dollar Retention(4)(6) was 109% in Q1 F2022, compared to 105% in Q1 F2021.
•Adjusted EBITDA(1) in Q1 F2022 was $12.8 million or 26% of Adjusted Revenue(1), compared to $8.1 million or 29% of Adjusted Revenue in Q1 F2021.
•Cash used in operating activities was $0.6 million in Q1 F2022 compared to cash from operating activities of $14.7 million in Q1 F2021. Decrease in cash is primarily due to $8.7 million of acquisition and integration costs, and approximately $5 million relating primarily to shorter average contract terms compared to the prior year.
•A quarterly dividend of CAD$0.08 per outstanding common share was paid during Q1 F2022.
Notes:
(1)Adjusted Revenue and Adjusted EBITDA are non-IFRS measures. Refer to the “Use of non-IFRS measures and key metrics” section of this MD&A for further discussion of these measures and the “Results of Operations” section of this MD&A for reconciliation to the nearest IFRS measure.
(2)Q1 F2021 revenue on an as-if combined basis includes the combined revenue of Absolute and NetMotion for Q1 F2021. Revenue attributable to Absolute Software is reported under IFRS and revenue attributable to NetMotion is reported under US GAAP. The amount does not include US GAAP to IFRS adjustments, which are deemed immaterial.
(3)Q1 F2021 ARR on an as-if combined basis combines the historical ARR of Absolute and NetMotion at September 30, 2020, as if the acquisition of NetMotion occurred on July 1, 2020.
(4)Total ARR, New Logo ARR and Net Dollar Retention are key metrics. Refer to the “Use of non-IFRS measures and key metrics” section of this MD&A for further discussion of these measures.
(5)Beginning in Q2 F2021, we changed the nomenclature of Total ARR from sales to new customers during a period from “ARR from New Customers” to “New Logo ARR”. There has been no change in the methods by which these measures are calculated.
(6)Beginning in Q2 F2021, we have changed the nomenclature of the percentage increase or decrease in Total ARR from existing customers for a given period from “Net ARR Retention” to “Net Dollar Retention” and changed the measurement period from quarterly to annual, as we believe the annual metric is more aligned with business performance measures and industry norms.
Q1 F2022 Business Highlights
Business and organizational developments:
•In July, we completed the acquisition of 100% of NetMotion Software, Inc., a leading provider of connectivity and security solutions.
•In August, Andre Mintz, a seasoned technology and cyber risk management executive, joined Absolute's Board of Directors.
•In September, we announced strategic leadership changes to help drive Absolute’s next phase of innovation and growth following our acquisition of NetMotion – including the appointment of John

Herrema as Executive Vice President of Product and Strategy, and the promotion of Joel Windels to Chief Marketing Officer.

Product and service highlights:
•In Q1 F2022, we extended the power of Absolute’s Application Persistence™ capabilities to more mission-critical applications, including BeyondTrust™, VMware® Horizon Client, McAfee® Drive Encryption, and SmartDeploy® as well as updated versions of McAfee® ePolicy Orchestrator and F5® BIG-IP® Edge Client®. This fiscal year, to date, we have added more than a dozen new applications and updates to our Application Persistence catalog, including Microsoft® Endpoint Manager (Intune) and Defender for Endpoint, Zscaler, and Palo Alto® Cortex™ XDR.
•In August, we announced key findings from our third annual Absolute Endpoint Risk Report: Education Edition, which revealed the significant management and security challenges faced by K-12 education IT teams with the rise in digital learning and the widespread adoption of 1:1 device programs.
•In August, we introduced the Absolute DataExplorer™ tool, enabling organizations to capture critical data points from their endpoint environment and align Absolute’s expansive, on-demand endpoint telemetry with their evolving business requirements.
•In September, we delivered enhanced geolocation capabilities, enabling organizations to strengthen device and data protections in today’s work and learn-from-anywhere environments, and balance the need for increased security with end user privacy.
•In September, Absolute’s NetMotion® solution was named a Leader in the Fall 2021 Grid® Report for Zero Trust Networking published by G2, the world’s leading business solutions review website.

Partner and other highlights:
•In Q1 F2022, we added 18 new reseller partners to our global partner program - reaching 1700 total active partners.
•In July, AT&T named NetMotion by Absolute as a key solution helping to power FirstNet®, the only nationwide network built with and for America’s first responders - enabling a seamless user experience by providing resilient connectivity both inside and outside coverage areas.
•In September, Lenovo named Absolute as a strategic security partner in the launch of their global ‘Everything-as-a-Service’ strategy.
•In September, Cloud Distribution, a Nuvias Group Company, was appointed as UK distributor for NetMotion by Absolute as part of a strategic shift to a two-tier channel model – enabling us to increase end user reach and recruit new cybersecurity partners.

COMPANY OVERVIEW

Absolute Software (NASDAQ: ABST) (TSX: ABST) accelerates customers’ shift to work-from-anywhere through the industry’s first self-healing Zero Trust platform, ensuring maximum security and uncompromised productivity. Only Absolute is embedded in more than half a billion devices, offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network access to ensure their cyber resilience tailored for distributed workforces. Trusted by nearly 16,000 customers, G2 recognized Absolute as a leader in Zero Trust Networking in the Fall of 2021.

Absolute’s technology is embedded in over a half-billion endpoints with nearly 13 million active endpoints globally (at September 30, 2021).

Our company website is www.absolute.com.
Solutions and Technology
Absolute Platform
Our cloud-based platform helps ensure the connectivity, visibility, and control of data and devices independent of the operating system, empowering devices to recover automatically to a secure operational state without user intervention. We believe our Endpoint Resilience solutions are critical to support various other security controls and productivity tools from decay and vulnerabilities, and to help enable organizations keep data, devices, and applications secure and their users productive.
Our platform also powers our Application Persistence technology, which enables measurement of the health, compliance, and state of decay of endpoint security controls and productivity tools (e.g. encryption, client management, anti-malware, collaboration, and virtual private network (VPN)) and offers self-healing if the application becomes uninstalled or broken. Our Application Persistence ecosystem now includes over 40 independent applications and we are focused on continuing to grow this list. We believe organizations need tools that monitor when applications are in decay, disabled, out of compliance, misconfigured, or breached and that then automatically self-heal (i.e. reinstall and repair as needed) these mission-critical applications. In addition, IT and security teams can leverage our Application Persistence technology to combine security control applications that work best together for maximized performance and return on security investments. We also license our Application Persistence technology within our partner ecosystem via custom integrations. Under this model, which we refer to as Application Persistence-as-a-Service (“APaaS”), partners, such as PC OEMs and independent software vendors, can license our technology in order to improve the resilience of their own endpoint agents.
Absolute’s solutions are offered in specific versions for the (i) enterprise and government, and (ii) education verticals. All versions are available in three editions: Visibility, Control, and Resilience, each of which provides a different subset of product features and functionality. We also offer a Consumer edition of our service which is targeted towards individual consumers and home office professionals.
NetMotion Platform
NetMotion brings a network-centric security platform, combining high-performance enterprise VPN, Zero-Trust Network Access (“ZTNA”), and Digital Experience Monitoring (“DEM”) on a unified platform for enterprises with a distributed workforce. This allows users to securely access organizational resources on-premises or in the cloud while moving through various locations, without the need to reconnect or re-authenticate.

Business Model
Absolute’s solutions are delivered in a software-as-a-service (“SaaS”) business model, where customers access our service through the cloud-based Absolute console. We sell our solutions to end customers most often under a term license model in which customers acquire subscriptions to our cloud-based software services for a specified term, typically ranging from one to five years. The majority of these subscriptions are fully invoiced up-front for the entire licensed term and are non-refundable. We refer to our total invoiced sales in a period as our total “Billings”. During Q1 F22, the prepaid term of our Billings averaged approximately 16 months (based on the ratio of the total amount invoiced over the annualized recurring revenue of the associated Billings). We also offer enterprise license (“EL”) and site license (“SL”) models, which provide customers with the option to license our software for multiple years on either a fully pre-paid basis or with an annual payment at the start of each contract year.
Our NetMotion solutions are offered through on-premise perpetual licenses, term-based subscription licenses, or cloud-based subscriptions. We are in the process of two important expansions that we believe will further support the scalability of the NetMotion platform: beginning to move the NetMotion customer base from a historical software license and maintenance model to recurring subscription arrangements; and transitioning the product delivery to the cloud from a historically on-premises installation.
Business and Growth Strategy
Our mission is to be the world’s most trusted security company. We believe that the continued growth of mobile computing and a sustained shift toward remote and hybrid work and distance learning – even as some parts of the world begin to transition back to the workplace and school as COVID-19 restrictions ease – help fortify the demand for the security and management of computing devices, applications, and data. The increasing volume and range of data breaches and cyber threats is forcing IT and security teams to increase security budgets and the number of solutions deployed to protect their environments. This is resulting in increased complexity which, coupled with increased mobile computing and remote and hybrid working, is escalating risk and complexity at the endpoint, decreasing productivity because of degraded user experiences, and accelerating demand for a resilient security platform.
We believe the addition of NetMotion (see below under “NetMotion Acquisition”) positions Absolute to deliver the next generation of Endpoint Resilience solutions, by combining Absolute’s power of self-healing devices and applications with NetMotion’s enterprise-grade VPN, DEM, and ZTNA platform – tools which help to ensure a secure and resilient network connection. We believe that our combined platforms will allow customers to efficiently transition to the modern security expectations of zero trust and Secure Access Service Edge (“SASE”) and enhance their security posture and overall compliance.
Absolute’s technology strategy is organized around the following fundamental pillars:
•Persistence – Absolute’s solution is an undeletable digital tether, based on our patented Persistence technology that is embedded into the firmware of endpoint devices. This technology can re-establish communication and control of a device, even when the device is off the corporate network and beyond the reach of traditional IT management and security tools. We now extend this technology to third-party software tools through our Application Persistence and APaaS offerings.
•Resilience – Our Absolute Resilience solutions provide the toolkit to automatically remedy and harden the endpoint against common fragility and decay in an increasingly complex and distributed environment. We are continuing to strengthen the capabilities of our Absolute Resilience solutions to solve the Dark Endpoint™ challenge (enterprise computing devices that are not connected to the corporate network or are missing critical IT management applications). With the addition of NetMotion’s network access capabilities, we expect to empower network resilience, which we see as a natural evolution of our customers’ needs.
•Intelligence – Due to our distinctive endpoint position and the significant volume of anonymous data points we are able to gather from activated devices, we are able to deploy machine learning to analyze these data sets in order to deliver real-time insights to our customers around the health, performance, and compliance of their devices and applications.
Absolute’s go-to-market focus is organized between our Enterprise/Government and Education verticals. Our focus continues to be in high growth areas such as our global strategic accounts, growth in developing regions for our sales such as Europe, and our channel and other partner programs. Historically the K-12 education sector has had unique technology requirements, focused primarily on the ability to track and recover endpoint devices. The rapid shift to learn-from-home environments caused by the COVID-19 pandemic led to increases in technology funding and many schools/districts procuring and needing to mobilize secure and resilient IT systems for students, teachers, and administrators – in essence, moving to more of an enterprise model. We expect some of the increased technology buying in the education sector caused by the pandemic may begin to normalize; however, we believe the trends of technology modernization and focus on security in the education sector will continue to sustain a significant role for Absolute in this sector.

NetMotion’s go-to-market strategy is based on segmentation of the sales team based on size of enterprise customers and vertical markets. NetMotion has a proven track record in verticals such as Government, First Responders, Utilities, & Transport/Logistics, with significant growth and expansion occurring in territories outside of North America, such as Japan, United Kingdom, Australia, and Ireland.
NetMotion Acquisition
On July 1, 2021, we completed the acquisition of 100% of the shares of NetMotion Software, Inc., a leading provider of connectivity and security solutions. The purchase price for the acquisition was approximately $341.7 million, subject to customary closing and working capital adjustments, and was paid in cash. The acquisition was financed with approximately $66.7 million in cash from Absolute’s balance sheet and with a $275 million term loan.
NetMotion supports over 3,000 organizations, combining high-performance enterprise VPN, ZTNA, and DEM on a unified platform for enterprises with a distributed workforce. NetMotion brings a network-centric security platform with the ability to maintain a resilient connection across networks. This allows users to securely access organizational resources on-premises or in the cloud while moving through various locations, without the need to reconnect or re-authenticate.
•SASE is a security framework that converts security and network connectivity technologies into a single cloud-delivered platform to enable secure and fast cloud transformation. SASE’s convergence of networking and network security is designed to meet the challenges presented by digital business transformation, edge computing, and workforce mobility.
•ZTNA is a product or service that creates an identity- and context-based, logical access boundary around an application or set of applications. The applications are hidden from discovery, and access is restricted via a trust broker to a set of named entities. The broker verifies the identity, context, and policy adherence of the specified participants before allowing access and prohibits lateral movement elsewhere in the network. This removes application assets from public visibility and significantly reduces the surface area for attack. ZTNA operates on a ‘deny by default’ basis, designed to keep unwanted users or bad actors from accessing sensitive enterprise resources.
•DEM is used to discover, track, and optimize web-based resources and the end-user experience. These tools monitor traffic, user behaviour, and a number of additional factors to help businesses understand their products’ performance and usability.
We believe NetMotion is differentiated in the market through the unique combination of VPN, ZTNA, and DEM capabilities built into a single platform, the focus on endpoint user experience, straightforward and fast deployment, and strong functionality. Like Absolute, NetMotion has established a strong channel-selling model and beneficial technology partnerships with mobile carriers, IT resellers, and other technology partners.
With the addition of NetMotion, Absolute is bringing together the power of self-healing devices and applications with a resilient network connection to deliver the next generation of Endpoint Resilience, enabling organizations to prioritize a secure user experience while also minimizing the strain on IT and security teams, maximizing technology functionality, and strengthening overall security posture. We expect the NetMotion acquisition to deliver meaningful benefits for Absolute’s strategic position, including:
•Strengthening Absolute’s overall competitive position and establishing next generation Endpoint Resilience as a critical capability in the emerging ‘work from anywhere’ era.
•Establishing a competitive position in the high-growth Zero Trust and ZTNA markets with a unique endpoint-led offering.
•Securing a highly relevant position in mobile with an enterprise-grade VPN offering and allowing customers to efficiently move through the transition to more modern security expectations of Zero Trust and SASE.
•Delivering a complete IT view into the remote and hybrid worker, with the ability to collect in-demand data, allowing organizations to more quickly respond to users’ needs, improve compliance, and strengthen security posture.
•Providing Absolute with revenue diversity that we believe helps de-risk and drive our long-term growth profile.
•Providing additional product development capabilities in complementary fields, with high-skilled teams based primarily in Seattle, U.S.A. and Victoria, Canada.
Our integration of NetMotion is ongoing. As of the date of this MD&A, we have integrated certain back-office functions and continue to roll out phased go-to-market and product development strategies aimed at developing and offering complementary and enhanced solutions to the market.

Seasonality
Given the annual budget approval process of many of our customers, we see seasonal patterns in our business. Historically, a higher concentration of Billings has occurred in the fourth quarter of each fiscal year, due primarily to higher activity in the North American education sector during this quarter. The strength of this seasonal pattern in the future will be impacted by the shifting relative proportions of our sales into the enterprise, government, and education sectors.

Intellectual Property
We rely on a combination of patents, trademarks, copyright, trade secrets, confidentiality procedures, contractual provisions, and other measures to protect our proprietary information and technology. At September 30, 2021, Absolute had a global portfolio of 169 issued patents and 26 patent applications in process. These patents cover a broad range of software and communication technologies and have varying expiry dates.
Impacts of the COVID-19 Pandemic
The COVID-19 pandemic has been and remains an unprecedented global challenge that placed every company and business in uncharted territory. While we are not immune to these challenging times, we believe that we have continued to, and will continue to, serve our customers and partners with valuable and necessary support and tools. As of the date of this MD&A, although uncertainty in the macro-economic environment has resulted in headwinds in specific customer sectors (such as healthcare, travel-and-leisure, and retail), we continue to believe the underlying fundamentals of our business remain sound, notwithstanding the rapidly evolving challenges and uncertainties presented by the pandemic:
•With the rapid shifts in where and how people work and learn, we believe the relevance of solutions and technology like ours, which protect distributed devices and data, have gained and will continue to gain importance.
•We have long-term relationships with our customers, in the form of recurring contracts, which accounted for over 96% of our revenue for the three months ended September 30, 2021.
•We expect that our ARR, which results from customer term subscriptions to our software service, will continue to provide stability in our revenue and also in profitability and cash flow.
•We believe we have a strong balance sheet and sufficient liquidity to support our business objectives in the coming fiscal year.
We continue to actively manage and evolve our employee, office, and travel policies and procedures to align with recommendations of the health and government authorities in the locations in which we operate. This currently includes carefully developing policies related to employee vaccination, reviewing potential reopening plans for our various global offices, and continuing to focus on supporting our global workforce.
Looking ahead, despite the availability of vaccines, there continues to be uncertainty regarding the duration and magnitude of the COVID-19 pandemic and the ability to control resurgences worldwide, including due to emerging variant strains of the virus. The full impacts of COVID-19 on our customers (including cash conservation measures), our end markets, our partners, and our industry (and consequently on our business) are unknown and highly unpredictable. Our past results may not be indicative of our future performance and historical trends in our financial performance may differ materially from future performance. Notwithstanding the continually evolving impacts of the COVID-19 pandemic, particularly the medium and long-term economic effects, we believe that this environment has only reinforced the need for organizations of various sizes and industries to modernize their businesses and workforces in the emerging ‘work from anywhere’ era.
Please refer to the specific risk factor regarding COVID-19 impacts disclosed in the “Risks and Uncertainties” section of our Fiscal 2021 year-end MD&A dated August 10, 2021.

FINANCIAL REVIEW AND PERFORMANCE ANALYSIS
Use of non-IFRS measures and key metrics
Throughout this MD&A we refer to a number of measures and metrics which we believe are meaningful in the assessment of the Company’s performance. Many of these measures and metrics are not standardized financial measures under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and are unlikely to be comparable to similarly titled measures reported by other companies. Readers are cautioned that the disclosure of these items is meant to add to, and not replace, the discussion of financial results or cash flows from operations as determined in accordance with IFRS.
The purpose of these non-IFRS measures and key metrics is to provide supplemental information that may prove useful to readers who wish to consider the impact of certain non-cash or non-recurring items on the Company’s operating performance, and assist in comparison of our operating results over historical periods. Supplementing IFRS disclosures with non-IFRS measures outlined below provides management with an additional view of operational performance by excluding expenses that are not directly related to performance in any particular period. Management uses both IFRS and non-IFRS measures when planning, monitoring and evaluating the Company’s performance.
These measures and metrics are as follows.

Key Metrics
a)Total ARR, Net Dollar Retention, and New Logo ARR
As the majority of our customer contracts are sold under prepaid multi-year term licenses, there is typically a significant lag between the timing of the invoice and the associated revenue recognition. As a result, we focus on the annualized recurring value of all active contracts, measured by Annual Recurring Revenue (“ARR”), as an indicator of our future recurring revenues. ARR includes multi-year and short-term subscriptions for cloud-based services, as well as, managed professional services and professional services with terms greater than one year. Both multi-year contracts and contracts with terms less than one year are annualized by dividing the total committed contract value by the number of months in the subscription term and then multiplying by twelve. We believe that increases in the amount of New Logo ARR, and improvement in our Net Dollar Retention, will accelerate the growth of Total ARR and, in turn, our future revenues. We provide these metrics as they are used to manage the business. We believe there is no similar measure under IFRS to which these measures can be reconciled.
Total ARR is a key metric and measures the aggregate annualized recurring revenues of all active contracts at the end of a reporting period. This measure has historically been a good indicator of our future revenue streams. Total ARR will change over a period through the retention, attrition and expansion of existing customers and the acquisition of new customers.
Net Dollar Retention (previously “Net ARR Retention”) is a key metric and measures the percentage increase or decrease in Total ARR at the end of a year for customers that comprised Total ARR at the beginning of the year. We believe this metric provides useful insight into the effectiveness of our activities to retain and expand the ARR of our existing customers.
New Logo ARR (previously “ARR from New Customers”) is a key metric and measures the addition to Total ARR from sales to new customers during a period. We believe this metric provides useful insight into the the effectiveness of our efforts to secure revenue from new customers.

Non-IFRS Measures
a)Adjusted Revenue
Adjusted Revenue is a non-IFRS measure that we define as revenue, excluding fair value adjustments relating to acquired deferred revenue. In connection with the acquisition of NetMotion, NetMotion’s deferred revenue was written down to its fair value at the acquisition date. As a result, related revenue in the post acquisition period does not reflect the full amount of revenue that would otherwise be recognized. We believe excluding fair value adjustments relating to deferred revenue provides a useful measure of the Company’s performance as it allows for comparability across future periods, where revenue recognized would reflect the transaction price, without acquisition-related fair value adjustments. Please refer to the section below under “Results of Operations” which includes a reconciliation of Adjusted Revenue to IFRS Revenue.
b)Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)
Adjusted EBITDA is a non-IFRS measure that we define as net income before interest income or expense, income taxes, depreciation and amortization, foreign exchange gains or losses, share-based compensation expense, fair value adjustments relating to acquired deferred revenue, fair value adjustments relating to acquired deferred commission expense, restructuring or reorganization charges and post-retirement benefits, and non-recurring items.
We believe Adjusted EBITDA provides a useful measure of the Company’s performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business. Specifically:
1)Share-based Compensation: Our compensation strategy includes the use of share-based awards to attract and retain key employees, executives and directors. It is principally aimed at aligning their interests with those of our shareholders and at long-term employee retention, rather than to motivate or reward operational performance for any particular period. Thus, share-based compensation expense varies for reasons that are generally unrelated to operational decisions and performance in any particular period.
2)Fair value adjustments relating to acquired deferred revenue: We believe excluding fair value adjustments relating to deferred revenue provides a useful measure of the Company’s performance as it allows for comparability across future periods, where revenue recognized would reflect the transaction price, without acquisition-related fair value adjustments.
3)Fair value adjustments relating to acquired deferred commission costs: In connection with the acquisition of NetMotion, NetMotion’s deferred commission expense was written down to $nil at the acquisition date. As a result, related commission expense in the post acquisition period does not reflect the full amount of expense that would otherwise be recognized. We believe excluding fair value adjustments relating to deferred commission expense, such that the full amount of the expense of the acquired business is recognized, allows for comparability across future periods.

4)Non-recurring Items: We believe that costs that are non-recurring, unusual or non-operating in nature, such as non-recurring, unusual or non-operating tax, legal, restructuring, acquisition and integration costs and other one-time corporate expenses, are not necessarily reflective of current period operational activities.
Adjusted EBITDA has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of other IFRS financial measures. Some of the limitations of Adjusted EBITDA are that it excludes recurring expenses for interest payments, does not reflect the dilution that results from share-based compensation, and does not reflect the cost to replace amortized property and equipment and right-of-use assets. Further, it may be calculated differently by other companies in our industry, limiting its usefulness as a comparative measure. Please refer to the section below under “Results of Operations” which includes a reconciliation of IFRS net income to Adjusted EBITDA.

Results of Operations
Revenue and Adjusted Revenue

(USD millions)	Q1 F2022	Q1 F2021	Change
Cloud and subscription services(1)	$41.4	$26.4	57%
Managed professional services(1)	1.0	1.2	(17%)
Recurring revenue	$42.4	$27.6	54%
Other(2)	1.3	0.9	44%
Total Revenue	$43.7	$28.5	53%
(1)Cloud and subscription services and recurring managed professional service revenues are included as part of Total ARR.
(2)Other revenue represents revenue derived from software licenses and ancillary product lines, including consumer products.
Revenue increased by 53% to $43.7 million in Q1 F2022, compared to Q1 F2021. 76% of the total increase from Q1 F2021 was attributed to NetMotion and 24% was attributed to Absolute’s existing business. Increase in total revenue was represented by an increase of 54% in recurring revenue and 44% in other non-recurring revenue.
The increase in revenue is attributed to historical increases in Total ARR and addition of NetMotion revenue including a large multi-year contract signed during Q1 F22 which contributed approximately $1.2 million in incremental revenue upon initial delivery of the license. Total ARR is an indicator of future revenue growth (see the “Total Annual Recurring Revenue” section in this MD&A). In general, we believe the (expected) net growth in Total ARR will be a directional indicator of our future commercial recurring revenue performance.
The table below provides details of our revenue, and the associated year-over-year increase (decrease) over the trailing five quarters:

(USD millions)	Q1 F2022	Q4 F2021	Q3 F2021	Q2 F2021	Q1 F2021
Recurring revenue(1)	$42.4	$30.9	$29.7	$29.0	$27.6
Other(2)	1.3	0.9	1.0	0.9	0.9
Total revenue	$43.7	$31.8	$30.7	$29.9	$28.5

Year-over-year increase (decrease):
Recurring revenue(1)	54%	19%	18%	16%	12%
Other(2)	44%	(31%)	2%	—%	(14%)
Total revenue	53%	17%	18%	16%	11%
(1)Cloud and subscription services and recurring managed professional service revenues are included as part of Total ARR.
(2)Other revenue represents revenue derived from software licenses and ancillary product lines, including consumer products.

Adjusted Revenue

(USD millions)	Q1 F2022	Q1 F2021	Change
Revenue	$43.7	$28.5	53%
Adjustments:
Fair value adjustments relating to acquired deferred revenue	5.3	—	100%
Adjusted Revenue	$49.0	$28.5	72%

Adjusted Revenue in Q1 F2022 was $49.0 million, representing an increase of 72% compared to Q1 F2021 reported revenue, and an increase of 15% compared to Q1 F2021 revenue on an as-if combined basis without factoring in acquisition related adjustments. Increase in Adjusted Revenue is attributed to historical increases in Total ARR.

Total Annual Recurring Revenue
Total ARR measures the annualized value of recurring revenue we have under contract with our customers and is generating revenue at a point in time and is therefore a direct indicator of our future recurring revenue streams. The increase or decrease in Total ARR during a given period measures our success in impacting the amount of future annual revenue that will be earned by the Company. Total ARR will increase (or decrease) in a period through the retention (or attrition) and expansion (or contraction) of cloud and managed service subscriptions from existing customers, and through the acquisition of new customers.
The following table shows the components of Total ARR broken out by industry vertical and geography. In addition, it shows the percentage increase (decrease) in Total ARR over the trailing four quarters (“T4Q”), as well as compared to the prior sequential quarter (“QoQ”).

(USD millions)	Q1 F2022	Q4 F2021	Q3 F2021	Q2 F2021	Q1 F2021
Total ARR	$187.4	$123.4	$120.4	$117.5	$111.7
Enterprise & Government	143.9	82.0	78.7	77.6	75.0
Education	43.5	41.4	41.7	39.9	36.7

North America	150.9	102.7	100.9	98.9	95.0
International	36.5	20.7	19.5	18.6	16.7

T4Q Growth – Total	68%	14%	19%	17%	13%
Enterprise & Government	92%	11%	11%	12%	12%
Education	19%	21%	35%	30%	14%

North America	59%	10%	15%	13%	10%
International	119%	40%	43%	43%	34%

Sequential QoQ Growth – Total	52%	2%	3%	5%	3%
Enterprise & Government	75%	4%	2%	3%	1%
Education	5%	(1%)	4%	9%	7%

North America	47%	2%	2%	4%	2%
International	76%	6%	5%	11%	13%
Our success with respect to the retention and expansion of service subscriptions from existing customers during a period is represented by our Net Dollar Retention rate, and our success with respect to acquiring new customers during a period is measured by the amount of incremental ARR from new customers (“New Logo ARR”). We believe that our ability to renew our customers more efficiently, and cost effectively, through inside sales and/or partnerships, will create more selling capacity within our direct sales organization. Combined, we believe these factors will improve our Net Dollar Retention rate and drive increased New Logo ARR. In Q1 F2022, Net Dollar Retention was 109%, an increase from 105% in Q1 F2021. New Logo ARR was $4.7 million in Q1 F2022, an increase from $2.7 million in Q4 F2021 and from $1.8 million in Q1 F2021.
We believe that our market growth opportunity continues to be strong in the Enterprise and Government verticals, and therefore we continue to direct a substantial portion of our sales and marketing and product development investment to target these markets. The shift to work from home and hybrid working environments resulting from the COVID-19 pandemic appears to have reaffirmed IT and security teams’ need for the services provided by Absolute in order to effectively manage and secure devices off corporate networks.  Our Enterprise and Government verticals remain well diversified, and overall, the trends we have been experiencing remain positive.  However, uncertainty in the macro-economic environment as well as the continuing impact of the COVID-19 pandemic have resulted in headwinds in specific sectors, such as healthcare, travel-and-leisure, and retail. We believe we are well positioned to continue to provide services that help organizations stay connected to, and to service, their entire endpoint estate.
These dynamics, together with the acquisition of NetMotion resulted in the 92% T4Q growth experienced in Enterprise and Government. We achieved New Logo ARR of $2.5 million within these verticals in Q1 F2022, an increase from $2.2 million in Q4 F2021 and $0.8 million in Q1 F2021.
While we had been experiencing headwinds in the Education vertical over the past few fiscal years, beginning in Q4 F2020 we saw rapid changes for Educational organizations as a result of a shift to learn from home environments and related funding support programs associated with the COVID-19 pandemic.  This shift resulted in IT teams having to mobilize not just students, but also teachers and administrators, as they were required to work, teach, and learn remotely.  This shift continued to positively impact business in Q1 F2022 in the Education vertical, where we achieved T4Q growth of 19% and New Logo ARR of $2.2 million, compared to $1.0 million in Q1 F2021.
At September 30, 2021, Total ARR was represented 77% by Enterprise and Government vertical customers and 23% by Education vertical customers. From a geographic perspective at September 30, 2021, Total ARR was represented 81% by North American customers and 19% by international customers. As a result of its smaller ARR, we expect international results to fluctuate with a higher degree of variability.
Cost of Revenue and Gross Margin

(USD millions)	Q1 F2022	Q1 F2021(1)	Change
Cost of revenue	$8.5	$3.4	150%

Gross Margin	35.2	25.1	40%
Gross Margin %	81%	88%
(1)Share-based compensation expense was previously presented as a separate line item in the Company’s Consolidated Statement of Operations and Comprehensive Income. For the three months ended September 30, 2021, the Company includes share-based compensation expense under the respective caption in its financial statements where compensation paid to the employees is recorded. Amounts in the comparative period were corrected to conform to the current period presentation of expenses by function.
Cost of revenue includes the costs of operating our SaaS-hosted infrastructure, customer experience and support, professional and investigative services, amortization of acquired developed technology, as well as service guarantee costs and allocated overhead. Cost of revenue increased by 150% to $8.5 million in Q1 F2022, compared to the same period of the previous fiscal year. Increase in cost of revenue was primarily due to $1.1 million of additional cost of revenue attributed to NetMotion, $2.6 million relating to amortization of acquired developed technology, and increase in share-based compensation expense.
Gross margin was 81% in Q1 F2022 compared to 88% in Q1 F2021, primarily due to $2.6 million relating to amortization of acquired developed technology, and increase in share-based compensation expense recognized in Q1 F2022. Gross margin for Q1 F2022 includes $2.8 million of depreciation and amortization, $0.5 million of share-based compensation, and $15,000 of non-recurring costs. Revenue is impacted by fair value adjustment relating to acquired deferred revenue of $5.3 million.

Operating Expenses

(USD millions)	Q1 F2022	Q1 F2021(1)	Change
Sales and marketing	20.6	10.9	89%
Research and development	10.3	5.5	87%
General and administration	9.2	4.5	104%
Operating expenses	$40.1	$20.9	92%
(1)Share-based compensation expense was previously presented as a separate line item in the Company’s Consolidated Statement of Operations and Comprehensive Income. For the three months ended September 30, 2021, the Company includes share-based compensation expense under the respective caption in its financial statements where compensation paid to the employees is recorded. Amounts in the comparative period were corrected to conform to the current period presentation of expenses by function.

Sales and Marketing expense
Sales and marketing expense consist of salaries and related expenses for sales, marketing, partner support and business development personnel, amortization of deferred commission expenses, amortization of acquired customer contracts and trade name, marketing automation, program and event expenditures, travel and entertainment expenses, and allocated overhead. We undertake a number of general marketing initiatives including: participation in tradeshows and partner events (limited to mainly virtual events due to the COVID-19 pandemic); marketing automation; market development programs with partners; public and industry analyst relations; webinars; and advertising expenditures. These expenditures are incurred to increase awareness with partners and customers, drive coverage with industry analysts and help to establish us as the recognized leader in the Endpoint Resilience market.
Sales and marketing expense increased by 89% to $20.6 million in Q1 F2022, compared to the same period of the previous fiscal year. Increase in sales and marketing expense was primarily due to $4.5 million of additional sales and marketing expenses attributed to NetMotion, $0.9 million of integration costs, higher share-based compensation costs relating to restricted share units granted during the period, increase in headcount, and $1.9 million relating to amortization of acquired customer contracts and trade name.

Research and development expense
Research and development expense consist primarily of salaries and related expenses for our research and development staff, contractor and outsourcing costs, and allocated overhead. These expenses are partially offset by scientific research and development expenditures (“SRED”) investment tax credits.
Research and development expense increased by 87% to $10.3 million in Q1 F2022, compared to the same period of the previous fiscal year. Increase in research and development expense was primarily due to $3.9 million of additional research and development expenses attributed to NetMotion, $0.4 million of integration costs, and higher share-based compensation costs relating to restricted share units granted during the period.
General and administrative expense
General and administrative expense consist of salaries and related expenses for finance and accounting, human resources, legal, administration, bad debt provisions, professional fees, other corporate expenses and allocated overhead.
General and administrative expense increased by 104% to $9.2 million in Q1 F2022, compared to the same period of the previous fiscal year. Increase in general and administrative expense was primarily due to $2.3 million of additional general and administrative expenses attributed to NetMotion, and $2.1 million of acquisition and integration costs, partially offset by lower share-based compensation expense relating to revaluation of deferred share units.

Net (Loss) Income and Adjusted EBITDA

(USD millions)	Q1 F2022	Q1 F2021	Change
Net (loss) income	$(7.6)	$2.6	(392%)
As a percentage of revenue	(17)%	9%

Adjusted EBITDA	$12.8	$8.1	58%
As a percentage of Adjusted Revenue	26%	29%
Net loss in Q1 F2022 was $7.6 million, compared to net income of $2.6 million in Q1 F2021. Adjusted EBITDA in Q1 F2022 was $12.8 million or 26% of Adjusted Revenue, compared to $8.1 million or 29% of Adjusted Revenue in Q1 F2021.
Decrease in net income was primarily due to $5.0 million of interest expense relating to long-term debt, $4.6 million relating to amortization of acquired intangible assets, and $3.4 million of non-recurring acquisition and integration costs, partially offset by increase in revenue.
Increase in Adjusted EBITDA was primarily due to increase in revenue, partially offset by increase in operating expenses relating to growth in employee headcount.
The following table provides a reconciliation of net income to Adjusted EBITDA:

(USD millions)	Q1 F2022	Q1 F2021
Net (loss) income	$(7.6)	$2.6
Adjustments:
Depreciation and amortization(1)	6.4	1.4
Share-based compensation	3.3	2.6
Interest expense	5.1	0.1
Foreign exchange (gain) loss	—	0.1
Income tax (recovery) expense	(2.4)	1.3
Fair value adjustments relating to acquired deferred revenue	5.3	—
Fair value adjustments relating to acquired deferred commission	(0.7)	—
Non-recurring items(2)	3.4	—
Adjusted EBITDA	$12.8	$8.1
(1)Depreciation and amortization includes depreciation of property and equipment, amortization of right-of-use assets, and amortization of acquired intangible assets.
(2)Non-recurring items in Q1 F2022 includes professional fees and other costs relating to the acquisition of NetMotion, and integration related costs.

Other Income and Expense
Interest expense was $5.1 million in Q1 F2022, compared to $0.1 million in Q1 F2021. Increase is primarily due to interest expense on long-term debt of $5.0 million recognized in Q1 F2022.
Income Taxes
Our overall effective tax rate is significantly impacted by the source of income or losses amongst our subsidiaries as a result of varying tax rates in different jurisdictions. We are also subject to foreign exchange fluctuations on deferred tax balances originating in foreign jurisdictions, the impact of non-recognition of deferred tax assets in some jurisdictions, and the impact of changes in statutory tax rates.
In Q1 F2022, we recorded current tax expense of $0.2 million and deferred tax recovery of $2.6 million, as compared to current tax expense of $1.3 million in Q1 F2021.
The difference between our effective tax rate in Q1 F2022 of 24% (Q1 F2021 – 33%) and our statutory tax rate of 27.0% (Q1 F2021 – 27.0%) is primarily due to the interaction of the factors mentioned above. In F2022 and F2021, our current tax position in Canada is net of SRED ITCs to be claimed, which are presented as a reduction of research and development expenses.

Share Capital
At September 30, 2021, 49,820,571 common shares of the Company (“Common Shares”) were issued and outstanding.
At September 30, 2021, we had 661,227 stock options, 1,139,978 performance share units, and 3,359,188 restricted share units outstanding, which are exercisable/redeemable into Common Shares upon vesting. The number of Common Shares issued upon the vesting of performance share units is based on an adjustment factor, as determined by the Board of Directors at the date of grant, and can range from 0% to 200% of the number of units initially granted depending on achievement of the performance conditions.

LIQUIDITY AND CAPITAL RESOURCES
Cash Flows

(USD millions)	Q1 F2022	Q1 F2021	Change
Cash flow from (used in) operating activities	$(0.6)	$14.7	(104%)
Cash flow from (used in) investing activities	(341.9)	9.5	(3699%)
Cash flow from (used in) financing activities	258.0	(2.7)	(9656%)

Cash flow from (used in) operating activities
Cash flows used in operating activities was $0.6 million in Q1 F2022, compared to cash flows from operating activities of $14.7 million in Q1 F2021. Decrease in cash is primarily due to $8.7 million of acquisition and integration costs, and approximately $5 million relating primarily to shorter average contract terms compared to the prior year.
Cash flow from (used in) investing activities
Cash flows used in investing activities was $341.9 million in Q1 F2022, compared to cash flows from investing activities of $9.5 million in Q1 F2021. Decrease in cash flows was primarily due to cash consideration paid on the acquisition of NetMotion.

Cash flow from (used in) financing activities
Cash flows from financing activities was $258.0 million in Q1 F2022, compared to cash flows used in financing activities of $2.7 million in Q1 F2021. Increase in cash flows was primarily due to proceeds from long-term debt, partially offset by payment of transaction costs relating to debt issuance, principal and interest payment on long-term debt, and increase in dividends and lease payments.
Liquidity and Capital Resources
Our primary sources of liquidity are our cash and cash equivalents, short-term investments, and cash flow provided from operations. At September 30, 2021, we had cash, cash equivalents and short-term investments of $55.9 million. Our primary liquidity needs are to fund our operating expenses, lease payments, principal and interest payments on long-term debt, and payment of quarterly dividends. We expect, in the short and long term, that the aforementioned sources of liquidity will be sufficient to fund our anticipated liquidity needs; however, many factors could impact our liquidity in the future, including sustained economic downturns and significant increases in interest rates.
On July 1, 2021, we entered into a Credit Agreement (the “Credit Agreement”) with Benefit Street Partners LLC and its affiliates pursuant to which the we obtained a $275 million secured term loan, maturing on July 1, 2027 (the “Term Loan Facility”). The initial $275 million borrowing under the Term Loan Facility was subject to certain deductions agreed to with the lenders in respect of fees, issue discounts and other costs and expenses associated with entry thereto. The Credit Agreement is available to review on SEDAR.
The initial borrowing under under the Term Loan Facility bears interest at LIBOR multiplied by the statutory reserve rate established by the Federal Reserve System of the United States, subject to a floor of 0.75% (the “Adjusted Eurodollar Rate”), plus a variable margin rate which ranges from 5.5% to 6% of the outstanding principal amount of the applicable borrowings based on the Company’s net leverage ratio. Upon discontinuation of LIBOR, the Adjusted Eurodollar Rate will be determined based on an alternate benchmark rate.
The Company has the option to convert the loans bearing interest at the Adjusted Eurodollar Rate to loans bearing interest at a fluctuating base rate plus a variable margin rate which ranges from 4.5% to 5% of the outstanding principal amount of the applicable borrowings based on the Company’s net leverage ratio. Quarterly installment repayments to the lenders in the amount of 0.25% of the aggregate principal amount of the initial borrowing (subject to adjustment in accordance with the terms of the Credit Agreement) commenced on September 30, 2021, and amounts outstanding under the Term Loan Facility are also subject to certain other mandatory repayment requirements set out in the Credit Agreement.
The Term Loan Facility includes standard and customary finance terms and conditions with respect to, among others, fees, representations, warranties, and covenants, including certain reporting requirements, which, if not met, could result in an event of default. The Credit Agreement requires the Company to maintain a minimum total net leverage ratio which ranges from 8.00:1.00 (for the fiscal quarter ending September 30, 2021) to 3.75:1.00 (for the fiscal quarter ending June 30, 2024 and thereafter) and is tested quarterly.
The Term Loan Facility is subject to standard and customary negative covenants, including, among others, restrictions on indebtedness, certain acquisitions, and payments such as (but not limited to) dividends and distributions with respect to the Common Shares, and payments on account of the purchase, redemption, retirement or other acquisition of any of Absolute’s equity interests, subject to various exemptions, including but not limited to:
•the payment of an annual dividend to shareholders in an aggregate amount not to exceed $15,000,000 in any fiscal year, subject to pro forma compliance with the financial covenant and certain other events of default (if Absolute receives at least $25,000,000 net cash proceeds from the issuance of shares in any fiscal year, then the annual dividend is increased by an amount equal to CAD$0.32 per share of such additional issued Common Share);
•certain permitted acquisitions, which are limited to, among other things, non-hostile acquisitions that do not exceed the cap on the aggregate consideration to be allocated to non-loan parties so long as Absolute is in pro forma compliance; and
•certain permitted indebtedness not exceeding specified percentages of EBITDA, which includes, among other things, capital lease obligations and indebtedness secured by purchase money liens, indebtedness in connection with a permitted acquisition and a general basket.

At September 30, 2021, the Company was in compliance with the financial and operating covenants under the Term Loan Facility.
Estimated future payments relating to our leases and long-term debt for the fiscal years ended June 30, are as follows as at September 30, 2021:

(USD millions)	2022	2023	2024	2025	Thereafter	Total
Leases	$3.1	$4.1	$4.1	$2.3	$0.7	$14.3
Long-term debt	2.0	2.8	2.8	2.8	264.0	274.3
	$5.1	$6.9	$6.9	$5.1	$264.7	$288.6

OFF BALANCE SHEET ARRANGEMENTS

As of September 30, 2021, we did not have any off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

With the exception of compensation paid to key management personnel in the ordinary course of business, the Company did not have any related party transactions during the three months ended September 30, 2021.

SUBSEQUENT EVENTS
Quarterly dividend
On October 20, 2021, the Company declared a quarterly dividend of CAD$0.08 per share on its Common Shares, payable in cash on November 29, 2021 to shareholders of record at the close of business on November 17, 2021.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Accounting policies and estimates which we believe to be the most critical to understanding our consolidated financial statements are discussed in the “Critical Accounting Policies and Estimates” section of our MD&A for the year ended June 30, 2021. In addition to those previously discussed, we believe the following accounting policies and estimates are critical to understanding the estimates, assumptions and uncertainties that may affect the amounts reported in our consolidated financial statements and related disclosures as at, and for the three months ended, September 30, 2021.

Revenue
Software licenses:
Software licenses are sold either as on-premises perpetual or term-based subscription license agreements. Perpetual and term-based subscription license arrangements provide customers with the same functionality of software and differ mainly in the duration over which the customer benefits from the software. Software licenses are delivered electronically. Electronic delivery occurs when the Company provides the customer with access to the software and a license key. Software license revenue is recognized at a point in time when electronic delivery of the software is made available to the customer.
Substantially all of the Company’s software licenses are sold in arrangements that include multiple performance obligations that include maintenance, and may include training services, which are determined to be distinct performance obligations. The transaction price of a contract is determined based upon the amount the Company expects to be entitled to in exchange for transferring the promised goods and services to the customer. The Company allocates the transaction price of the contract to each distinct performance obligation of a contract based on the standalone selling price (SSP) of each distinct performance obligation.
Judgment is required to determine the SSP for each distinct performance obligation. For maintenance and professional services sold with perpetual software licenses, SSPs are generally observable using standalone sales and/or renewals. For perpetual software licenses, the Company applies the residual method in determining revenue to be allocated to the software license, as perpetual software licenses are never sold separately on a standalone basis and the selling price is highly variable. The SSP of software licenses are estimated using the residual approach calculated by subtracting the sum of the SSPs of all other goods and services promised under the contract from the total transaction price. Term-based subscription licenses generally do not have directly observable inputs for determining SSP as the software license and maintenance are sold together in such arrangements. Therefore, the Company estimates SSP by using other observable inputs when available, such as historical customer information.
Maintenance:
The Company’s contracts with customers for software licenses include maintenance service agreements. Maintenance service agreements consist of fees for providing unspecified software updates and technical support on a when-and-if available basis for software products over the contract term. Software updates and technical support each have the same pattern of transfer to the customer, and are considered a single distinct performance obligation. Maintenance service revenues are recognized ratably as the maintenance services are provided over the term of the contract.

Financial instruments
Long-term debt is initially recognized at fair value, less transaction costs. Subsequent to initial measurement, long-term debt is measured at amortized cost using the effective interest method.

Intangible assets
Acquired intangible assets are recorded at fair value on the date of acquisition and amortized on a straight-line basis over their estimated useful lives. Intangible assets are reviewed for impairment when events or changes in circumstances indicate the asset’s carrying value may not be recoverable.

Business combination
Business combinations are accounted for under the acquisition method. Identifiable assets acquired and liabilities assumed are measured at fair value at the date of acquisition. Excess of the purchase price over the fair value of net assets acquired is recognized as goodwill. Acquisition related costs are expensed as incurred.

We apply certain judgments and assumptions when estimating the fair values of individual assets acquired and liabilities assumed. In particular, the valuation of acquired deferred revenue and intangible assets require us to forecast future cash flows and determine appropriate discount rates. The estimates used in determining fair values are based on assumptions believed to be reasonable, but which are inherently uncertain. As a result, actual results may differ materially from our estimates.

As of September 30, 2021, the preliminary fair values of net assets acquired are based on information available as of the reporting date, and may change during the measurement period as additional information is obtained.

FINANCIAL INSTRUMENTS
The Company enters into foreign exchange forward contracts to minimize its exposure to foreign exchange rate risks. As at September 30, 2021, the aggregate notional amount of foreign exchange forward contracts was $18,286,000, of which notional amount of $17,485,000 was designated as cash flow hedges. The maturity dates of these instruments range from October 2021 to June 2022. As at September 30, 2021, the net unrealized loss on forward contracts designated as cash flow hedges was $229,000 (2020 – net unrealized gain of $30,000). As at September 30, 2021, the Company estimates that 100% of net unrealized gains/losses on these forward contracts will be reclassified into income (loss) within the next twelve months.

During the three months ended September 30, 2021, $134,000 in hedging gains (2020 – $32,000) was recognized in operating expenses. There was $nil reclassified from OCI into income relating to the ineffective portion.

NEW ACCOUNTING PRONOUNCEMENTS
Recently adopted accounting pronouncements
Interest Rate Benchmark Reform – Phase 2 Amendments
In August 2020, the IASB issued Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16. The amendments complement the Phase 1 amendments published in September 2019 and focus on the effect on financial statements when an existing interest rate benchmark is replaced with an alternative benchmark rate. These amendments are effective for annual reporting periods beginning on or after January 1, 2021, with earlier application permitted. As at September 30, 2021, these amendments did not have any impact on the Company’s financial statements.
Recent accounting pronouncements
Amendments to IAS 1: Classification of Liabilities as Current or Non-current
On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements. The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.
Pronouncements issued but not yet effective
Certain other pronouncements have been issued by the IASB that are issued but not yet effective. There are currently no such pronouncements that are expected to have a significant impact on the Company's consolidated financial statements upon adoption.

QUARTERLY OPERATING DATA

(USD millions)	Q1 22	Q4 21	Q3 21	Q2 21	Q1 21	Q4 20	Q3 20	Q2 20
Revenue	$43.7	$31.8	$30.7	$29.9	$28.5	$27.2	$26.1	$25.8

Total ARR	187.4	123.4	120.4	117.5	111.7	108.3	101.4	100.3

Net income (loss)	(7.6)	(3.0)	2.2	1.9	2.6	2.2	2.3	2.7
Per share – basic	(0.15)	(0.06)	0.05	0.04	0.06	0.05	0.05	0.06
Per share – diluted	(0.15)	(0.06)	0.04	0.04	0.06	0.05	0.05	0.06

Adjusted EBITDA	12.8	8.0	7.7	8.0	8.1	8.0	6.1	6.2

Cash from (used in) operating activities	(0.6)	11.4	7.3	13.4	14.7	11.6	3.7	2.2

Dividends paid	3.2	3.3	3.1	3.0	2.6	2.5	2.5	2.5

Number of Common Shares outstanding	49.8	49.6	49.5	49.2	42.7	42.5	42.5	42.3

EVALUATION OF DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING
Disclosure controls and procedures
The Company has disclosure controls and procedures in place that are designed to provide reasonable assurance that material information relating to Absolute is disclosed on a timely basis. Management has reviewed the Company’s disclosure controls and concluded that they were effective during the reporting period.
The Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) have evaluated the effectiveness of the Company’s disclosure controls and procedures related to the preparation of Management’s Discussion and Analysis and the consolidated financial statements. They have concluded that the Company’s disclosure controls and procedures were effective, at a reasonable assurance level, to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which the Management’s discussion and analysis and the consolidated financial statements contained in this report were being prepared.
Internal control over financial reporting
The Company has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and in accordance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. Absolute’s CEO and CFO have assessed the effectiveness of the Company’s internal control over financial reporting as at September 30, 2021 in accordance with Internal Control – Integrated Framework 2013, issued by the Committee of Sponsoring Organizations of the Treadway

Commission (COSO). Based on this assessment, Absolute’s CEO and CFO have determined that the Company’s internal control over financial reporting is effective as of September 30, 2021 and expect to certify Absolute’s annual filings with the Canadian securities regulatory authorities.
Changes in internal control over financial reporting
There were no changes in internal control over financial reporting during the most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

This section describes the principal risks that could have a material and adverse effect on the Company’s business, products, reputation, financial condition, stock price, operating results, and/or prospects. In addition to the risks outlined in this MD&A, there may be other risks and uncertainties that are not known to the Company or that the Company currently believes are not material, but which may also have a material adverse effect on the Company’s business, products, reputation, financial condition, stock price, operating results, and/or prospects. In addition to the other information set forth elsewhere in this MD&A, in the AIF, and in the Company’s other public disclosure filings, current and prospective investors should carefully review the risk factors set forth below. Our discussion in this section is qualified in its entirety by the cautions regarding forward-looking statements at the beginning of this MD&A.
If organizations do not adopt endpoint security products, our ability to grow our business and results of operations may be harmed.
We believe our future success will depend on the growth, if any, in the market for information security products. The use of software solutions to manage and automate security and IT operations is rapidly evolving. As such, it is difficult to predict its potential growth, if any, customer adoption and retention rates, customer demand for our solutions, or the success of existing competitive products. Any expansion in our market depends on a number of factors, including the cost, performance, and perceived value associated with our products and those of our competitors. If our solutions do not achieve widespread adoption or there is a reduction in demand for our products due to a lack of customer acceptance, technological challenges, competing products, privacy concerns, decreases in corporate spending, weakening economic conditions or otherwise, it could result in early terminations, reduced customer retention rates, or decreased revenue, any of which would harm our business, results of operations, and financial results. We do not know whether the trend in adoption of cloud-based SaaS-delivered endpoint security products we have experienced in the past will continue in the future. Further, if we or other SaaS security providers experience security incidents, loss or disclosure of customer data, disruptions in delivery, or other problems, the market for SaaS products as a whole, including our information security products, will be negatively affected.
Our estimates of market opportunity and market and revenue growth may prove to be inaccurate and even if the market in which we compete achieves the estimated growth, our business could fail to grow at similar rates, if at all.
We focus on four key performance metrics: revenue, Adjusted EBITDA, the change in Total ARR (resulting from Net Dollar Retention and New Logo ARR), and cash from operating activities. Due to, among other things, the unpredictability of our emerging and competitive category of endpoint, information, and network security products, we may not be able to accurately forecast the rate of adoption of our services and hence our revenue growth and profitability. We base our current and future expense levels and our investment plans on estimates of future revenue growth. We may not be able to adjust our spending quickly enough if the rate of new or renewed subscriptions falls short of our expectations. In addition, the significant competition we face in the sales of our products and services and general economic and business conditions (including foreign exchange rates) can put pressure on us to change our prices. If our competitors offer deep discounts on certain products or services or develop products that the marketplace considers more valuable, we may need to lower our prices or offer other favourable terms in order to compete successfully. Any such changes may reduce margins and could adversely affect operating results. Also, our operating results may fluctuate significantly on a quarterly basis. In addition, although we are seeking to increasingly transition the NetMotion customer agreements to recurring cloud subscriptions, the NetMotion solutions are continuing to be sold to existing customers via an on-premise software subscription model. There may be less predictability of our future revenues (and other related financial measures) from the on-premise software subscription model, unlike recurring cloud subscriptions, because of the up-front revenue recognition component from on-premise licenses. Further, we expect that COVID-19 and its effects on the global economy and on our current and prospective customers has impacted and could continue to impact our revenue growth rate. Accordingly, period-to-period comparisons of our operating results may not necessarily be a meaningful indicator of future performance.
Our business model and future growth are substantially dependent on the success of our relationships with our PC OEM partners.
Our Persistence technology and product and sales strategies are heavily dependent on our ability to maintain our embedded firmware positions with our PC OEM partners. In addition, we generate a substantial portion of our revenue through PC OEM channels and other distribution partners. Our solutions (including our Persistence technology) may compete with other solutions developed and/or marketed by a PC OEM or other distribution partner or otherwise lose favour with these partners. Our PC OEM and other distribution partners may also cease or reduce marketing our solutions with limited or no notice and with little or no penalty. Our PC OEM and other distribution partners generally have no obligation to maintain or renew their contractual arrangements with us and generally may terminate such arrangements with limited notice and/or transition periods. New PC OEM and distribution partners require extensive training and could take many months or more to achieve productivity. If any of our PC OEM partners elect to not embed, or reduce the prevalence of, our Persistence technology or favour competing products, we may have to change our product strategies, which could have a material adverse effect on our business, operating results and financial condition. In addition, if any of our PC OEM or other distribution partners cease or reduce marketing our solutions and/or experience reductions in sales of our solutions and/or we fail to manage these important sales and distribution channels effectively, we may have to change our sales strategies, which could have a material adverse effect on our business, operating results and financial condition.
If we are unable to attract new customers, our future results of operations could be harmed.
To expand our customer base, we need to convince potential customers to allocate a portion of their discretionary budgets to purchase our solutions. Our sales efforts often involve educating our prospective customers about the uses and benefits of our solutions. Organizations that use other forms of network and/or endpoint security products for their IT security may be hesitant to purchase our solutions if they believe that these products are more cost effective, provide substantially the same functionality as our solutions or provide a level of information technology security that is sufficient to meet their needs. We may have difficulty convincing prospective customers of the value of adopting our solution. Even if we are successful in convincing prospective customers that a persistent solution like ours is critical to protect against cyberattacks, they may not decide to purchase our solutions for a variety of reasons, some of which are out of our control. For example, any deterioration in general economic conditions, including any downturns due to COVID-19, may cause our customers to cut or delay their overall security and IT operations spending, and such cuts/delays may fall disproportionately on cloud-base security solutions like ours. Economic weakness, customer financial difficulties, and constrained spending on security and IT operations may result in decreased revenue, reduced sales, lengthened sales cycles, increased churn, lower demand for our products, and adversely affect our results of operations and financial conditions. If organizations do not continue to adopt our solutions, our sales will not grow as quickly as anticipated, or at all, and our business, results of operations, and financial condition would be harmed.
If our customers do not renew their subscriptions for our solutions, our future results of operations could be harmed.
In order for us to maintain or improve our financial and operational results, it is important that our existing customers renew their subscriptions for our solutions when existing contract terms expire and that we expand our relationships with our existing customers by selling to cover more endpoints in their environments, selling additional types of services and/or moving these customers to higher tiers of our solutions. Our customers typically have no obligation to renew their subscription for our solutions after the expiration of their contractual subscription period and, in the normal course of business, some customers have elected not to renew. In addition, our customers may seek to renew for shorter contract subscription lengths, reduce the number of endpoints deployed in their environment or downgrade to lower tiers of our solutions. Our customer retention and expansion may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our services, our pricing, customer security and networking issues and requirements, our customers’ spending levels, decreases in the number of endpoints to which our customers deploy our solutions, mergers and acquisitions involving our customers, industry developments, competition, COVID-19 impacts on these customers, and general economic conditions. We are focused on maintaining or increasing our customer renewal and growth rates efficiently and cost effectively. However, if our efforts to maintain and expand our relationships with our existing customers are not successful, our business, results of operations, and financial condition may materially suffer.
The COVID-19 pandemic could negatively affect our business, operations, future financial performance and the market price of our Common Shares.

The magnitude and duration of the continuously evolving global health, social, political, and economic impacts of the COVID-19 pandemic remain highly unpredictable and could have significant impacts on our business, operations, future financial performance, and the market price of the Common Shares. The inability to control resurgences across the world could cause our current and future financial performance, including our quarterly and annual revenue growth rates and expenses as a percentage of our revenues, to differ significantly from our historical performance, and our future operating results to fall below expectations. The impacts of the pandemic on our business, operations, and future financial performance could include, but are not limited to:
•A significant decline in revenue if customer spending tightens or their procurement processes slow due to an economic downturn and/or as customer demand otherwise decreases. Any such decline in revenue could persist through and beyond a recessionary period.
•Adverse impacts to our growth rates, cash flows, and margins – particularly if expenses do not decrease across our business at the same pace as revenue declines. Many of our expenses are less variable in nature and may not correlate to changes in revenues, such as depreciation and other costs associated with our hosting operations and office facilities, customer support, and other infrastructure maintenance costs. As such, we may not be able to decrease them significantly in the short-term, or we may choose not to significantly reduce them in an effort to remain focused on our long-term outlook and opportunities.
•Major disruptions to the respective businesses of the Company’s principal PC OEM and other partners (including, without limitation, semiconductor chip and other hardware shortages) which could have a material impact on the Company’s business, operations, prospects, and revenues, and accordingly the Company’s financial position.
•Significant supply chain constraints such that we cannot procure the servers and other technology infrastructure needed to deliver our services to our customers. Supply chain constraints could also affect our ability to sell via our PC OEM and other partners in conjunction with their computer and other hardware sales. Increased pricing of these components could also affect infrastructure costs to deliver our services.
•The COVID-19 pandemic caused organizations globally to rapidly and broadly shift to remote working, which has resulted in certain inherent productivity, connectivity, and oversight challenges. Continued and/or new governmental lockdowns, restrictions, or regulations arising from the COVID-19 pandemic (and any subsequent waves of the pandemic or variants of COVID-19) which restrict the movement and gathering of people in the jurisdictions in which we operate could significantly impact the ability of our employees, partners, customers, and vendors to work productively. Given inconsistent global governmental restrictions, varying vaccination rates, and the spread of virus variants, it is not clear if and when increased and full return to worksite locations or travel will be permitted and prudent and for how long, or what other restrictions will be in place in these jurisdictions at any given time. The extent and/or duration of ongoing workforce restrictions and limitations could impact our ability to enhance, develop, and support existing products and services, hold sales, marketing, and employee events, and generate new sales leads and technology alliances, among others. In addition, the changed environment under which we are operating could have an impact on our internal controls over financial reporting as well as our ability to meet a number of our compliance requirements in a timely manner.
•Ongoing significant foreign exchange volatility which could materially impact our revenues that are denominated in foreign currencies and our ability to hedge our foreign exchange exposure. Additionally, volatility in debt and equity markets could affect the values of our debt and equity holdings and the realized gains or losses on the disposition of those holdings.
We may not successfully integrate NetMotion and/or realize the expected benefits of the NetMotion acquisition.
We believe that our acquisition of NetMotion has the potential to be beneficial to our business, including by positioning us to deliver services which enable organizations to prioritize a secure user experience while minimizing the strain on IT and security teams, maximizing technology functionality, and strengthening their overall security posture. In addition, we believe that, through the NetMotion Acquisition, we can strengthen our competitive position in the endpoint security, VPN and network security, and Zero Trust/ZTNA markets. If we do not recognize these and the other expected benefits of the NetMotion acquisition, it may have a material and adverse effect on our business, financial condition, and results of operations. Our ability to realize the expected benefits of our acquisition of NetMotion will depend on a number of factors, including successfully integrating NetMotion’s operations, procedures, and personnel with our own, integrating NetMotion’s technologies into our own, developing our products and services which combine our technologies with NetMotion’s, developing a go-to-market strategy for our product and service offerings integrating NetMotion’s services and technology, and maximizing the potential growth opportunities resulting from our acquisition of NetMotion. A variety of factors, including those risk factors set out in this MD&A, may adversely affect our ability to achieve the anticipated benefits of our acquisition of NetMotion. If we are unable to accomplish the foregoing in an efficient and timely manner or in a manner that allows us to unlock the potential benefits from the acquisition of NetMotion, we may not be able to realize certain or all of the expected benefits from the NetMotion acquisition, which may harm our financial condition and negatively impact our operating results.
Additionally, the completion of the acquisition of NetMotion may result in one-time write offs, restructuring charges and unanticipated costs. Although we and our advisors have conducted due diligence on NetMotion, there can be no guarantee that we will be aware of all liabilities of NetMotion. As a result of these factors, it is possible that certain benefits expected from the acquisition of NetMotion may not be realized.
Future acquisitions, strategic investments, partnerships, or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute stockholder value and adversely affect our results of operations and financial condition.
Going forward, we expect to continue to evaluate possible acquisitions of, or strategic investments in, businesses, products or technologies that could be complementary to our business. The integration process with respect to future acquisitions (if any), will require significant time and resources and we may not be able to manage the process successfully. If our customers are uncertain about our ability to operate on a combined basis, they could delay or cancel orders for our products and services. In addition, we may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges. If we fail to manage acquisition integration processes successfully, allow integration processes to impact our existing business operations, or if our customers reduce or eliminate their consumption of our products and services as a result of an acquisition, our operating results and business will be adversely impacted.
In addition to the foregoing, the areas where we may face risks with respect to an acquisition or strategic investment include:
•difficulties in integrating the operations, technologies, products and/or personnel of any companies we acquire into our operations;
•potential disruption of our ongoing business and diversion of management’s attention from normal daily operations of the business;
•insufficient revenues to offset increased expenses associated with acquisitions;
•potential for third-party IP infringement claims against any companies we acquire;
•failure to successfully further develop acquired technology, resulting in the impairment of amounts capitalized as intangible assets;
•impairment of relationships with customers and partners of any companies we acquire or in which we invest, or with our customers and partners, as a result of the integration of acquired operations;
•impairment of relationships with employees of any acquired companies or our existing employees as a result of integration of new management or other personnel;
•impact of known potential, or unknown, liabilities associated with any companies we acquire;
•failure to adequately understand and mitigate the risks of new product lines and services; and
•in the case of foreign acquisitions, uncertainty regarding foreign laws and regulations and difficulty integrating operations and systems as a result of cultural, systems and operational differences.
Our failure to successfully address these risks or other problems encountered in connection with our past or future acquisitions could cause us to fail to realize the anticipated benefits of such acquisitions, incur unanticipated liabilities and adversely affect our business, operating results or financial condition, or result in significant or material control weaknesses.
Future acquisitions or dispositions could also result in dilutive issuances of our Common Shares, a decrease in our cash and cash equivalents and short-term investments, the incurrence of additional expense related to compliance, contingent liabilities or amortization of expenses, or write-offs of goodwill, any of which could harm our financial condition and negatively impact our operating results.
If we do not adapt our technology to be compatible to new operating systems, our business, operating results and financial condition could be harmed.
We have designed the majority of our services to operate on certain generations of Microsoft Windows and other operating systems. The development by Microsoft of new versions of Windows and/or upgrades or updates to Windows or other operating systems and/or the market adoption of these or other operating systems developed by other vendors may have an adverse effect on our business if we are not able to adapt our technology to be compatible with these new operating systems. In addition, end users may want to deploy our products and services in computing environments with operating systems, software and/or hardware different than those in which we test our products and services before release or where our products are not compatible. The costs incurred in analyzing, correcting or eliminating any material defects or errors in our software may be substantial. Further, we may not be able to correct any defects or errors or promptly address any vulnerabilities or compatibility issues with our products which could have a material adverse effect on our business, operating results and financial condition.
We may be unable to maintain or grow our sales in the educational vertical, which would harm our business, operating results and financial condition.
We have historically generated a significant portion of our revenue from the education vertical, specifically K-12 organizations. In certain quarters prior to Q4 F2020, we saw volatility and declines in the Total ARR in the education vertical, which we believe reflect a secular trend specific to this sector. While customers in the enterprise and government sectors generally associate the value of our solutions with the protection of information, many of our customers within the education sector have historically associated the value of our solutions with the protection and recovery of devices. We continue to experience a shifting trend in the mix of devices that customers in the education vertical are purchasing, away from higher cost devices to lower cost, cloud-based devices.
The COVID-19 pandemic and related support programs caused an increasing number of schools to procure and seek to secure mobile computing systems for students, teachers and administrators in order to stand up and secure distance and hybrid learning programs. This has led to generally increased demand for our solutions and generally increased revenues from our education vertical since Q4 F2020. We expect some of the increased technology buying in the education sector caused by the pandemic may begin to normalize; however, we believe the trends of technology modernization and focus on security in the education sector will continue to sustain a significant role for Absolute in this sector. However, there is no assurance that this vertical trend will continue into coming quarters or permanently, or that we will continue to see increased demand and increased revenue from the education vertical as a result of the impacts of the COVID-19 pandemic.
Further, we believe that our current and intended future investments in our Intelligence initiative will result in product enhancements that will assist educators in gaining valuable insights into the value of their technology investments as well as assist them in managing their diverse technology landscapes. However, these enhancements are still being developed and gradually introduced to the market, and therefore their continuing impact on our education business remains to be proven. As a result, we expect results in the education vertical to continue to fluctuate in the near term. A continued decline of sales in our education vertical could materially affect our business and financial condition, especially if such revenue loss is not adequately offset by revenue growth in our other verticals.
Our business depends, in part, on sales to government organizations, and significant changes in the contracting or fiscal policies of such government organizations could have a negative effect on our business and results of operations.
Our future growth depends, in part, on increasing sales to government organizations in the United States and elsewhere. Demand from government organizations is often unpredictable, can be subject to budgetary uncertainty, can involve additional technical and/or security requirements, and typically involves long sales cycles. Selling to governmental agencies can be highly competitive, expensive and time-consuming, often requiring significant upfront time and expense without any assurance that such efforts will generate a sale. Governments may also impose certification requirements applicable to our products, which may change from time to time, resulting in additional compliance costs. As previously disclosed, we are currently pursuing the U.S. FedRAMP security compliance framework authorization; although there is no certainty we will achieve this authorization in a timely or cost-effective manner, or at all.
Government demand and payment may also be impacted by budgetary cycles and funding authorizations, resulting in funding reductions and delays. Governments also routinely investigate and audit government contractors’ administrative processes, and unfavourable audit findings could result in termination of sales contracts or cessation of sales. There can be no assurance that our investments in the government sector will be successful or that we will be able to maintain or grow our revenue from the government sector. Government sales are subject to a number of challenges and risks that may harm our business, financial condition and results of operations.
Our efforts to market and sell our products to larger enterprise customers will result in greater costs and may not be successful.
As we continue to direct more sales efforts at larger enterprise customers, we could face greater costs, less favourable commercial and contract terms and conditions, greater due diligence and technical scrutiny, longer sales cycles, less predictability in completing some sales and greater fluctuation in sales and cash flow in quarters where these large deals conclude. The evolving impacts of the COVID-19 pandemic on our prospective customers could accelerate one or more of these challenges. In this market segment, the customer’s decision to use our service or products may be an enterprise-wide decision and, if so, these types of sales may require us to provide increased product discounts, additional global support and professional services, increased service level availability, greater levels of education and training regarding the use and benefits of the service, as well as education regarding privacy and data protection laws and regulations to prospective customers with international operations. As a result of these factors, these sales opportunities may require us to devote greater sales support and professional services resources to individual customers, driving up costs and time required to complete sales and diverting sales and professional services resources to a smaller number of larger transactions. If we are not successful in selling to larger enterprise customers and incur additional costs in these marketing and selling efforts, our business, results of operations and financial condition could be harmed.
If we are unable to keep pace with technological and marketplace change and trends, including market adoption of certain mobile computers and other mobile devices, our business, operating results and financial condition would be harmed.
The market for our products continues to evolve and continued growth and demand for, and acceptance of, these products remains uncertain. In addition, other emerging technology and products may impact the viability of the market for our products. Our continued success will depend upon our ability to keep pace with technological and marketplace change and to introduce, on a timely and cost-effective basis, new and enhanced products that satisfy changing customer requirements and achieve market acceptance. There can be no assurance that we will be able to respond effectively to changes in technology or customer demands. Moreover, there can be no assurance that our competitors or current partners (including PC OEMs) will not develop competitive products or that any such products will not have an adverse effect upon our business, financial condition or results of operations.
Our products and technologies are not available for all existing and emerging mobile computers and other mobile devices that are or will be available in the marketplace, and some features of our products are offered for only some devices. For example, our Persistence technology is not currently embedded in Apple devices or on Google Chromebooks. We target our product development efforts towards those devices and operating systems that we believe have the best strategic value for us. We may not be successful in identifying future trends in the marketplace for these devices on a timely basis, or in creating or adapting our products and features for enough of the devices that are available. If the present decline in personal computer and tablet sales continues, or if our customers replace their existing mobile computers and mobile devices with other devices for which we have not developed products, our revenue may decline and our results from operations may be adversely impacted.
We may not timely and cost-effectively scale and adapt our existing technology to meet our customers’ performance and other requirements.
Our future growth is dependent upon our ability to continue to meet the needs of new customers and the expanding needs of our existing customers as their use of our solutions grow. In order to meet the performance and other requirements of our customers, we intend to continue to make significant investments to increase capacity and to develop and implement new technologies in our products and cloud infrastructure operations. These technologies are often advanced, complex, new and untested, and we may not be successful in developing or implementing these technologies in a cost-effective manner or at all. In addition, it takes a significant amount of time to plan, develop and test improvements to our technologies and infrastructure, and we may not be able to accurately forecast demand or predict the results we will realize from such improvements. To the extent that we do not effectively scale our operations to meet the needs of our growing customer base and to maintain performance as our customers expand their use of our solutions, we may not be able to grow as quickly as we anticipate, our customers may reduce or cancel use of our solutions and we may be unable to compete as effectively and our business and results of operations may be harmed.
If our solutions fail or are perceived to fail to detect or prevent incidents or have or are perceived to have errors, vulnerabilities or defects, our brand and reputation would be harmed, which would negatively affect our business and results of operations.
The software technology enabling our software services (including third party components) is complex and, despite testing prior to their release, the related application software may contain errors, vulnerabilities or defects, especially when upgrades or new versions are released in the cloud or on-premise. Any errors or vulnerabilities that are discovered after commercial release could result in loss of revenues or delay in market acceptance, diversion of development resources, damage to our reputation, increased service and warranty costs, liability claims and our end-customers’ unwillingness to buy products from us. In addition, it is possible that our product may become the subject of a third-party attack or disruption, whether malicious or otherwise.

Internal or external security incidents or breaches could expose us to a risk of loss of sensitive and confidential information, which could result in litigation or liability and negatively impact our reputation, business, results of operations and financial condition.
Our services could involve the storage, processing and/or transmission of significant amounts of data which may include certain personally identifiable information and protected health data depending on applicable legal definitions and parameters in different jurisdictions. Internal or external security incidents or breaches could expose us to a risk of loss of this information, litigation and possible liability. If our data security measures are inadequate or interfered with or breached as a result of third-party action, employee error, malfeasance or otherwise, during the transfer of data to additional data centers or at any time, and, as a result, someone obtains unauthorized access to our data or our customers’, partners’, or employees’ data, our reputation could be damaged, our business may suffer and we could incur significant liability. We remain potentially vulnerable to additional known or unknown threats that elude our detection, investigation and prevention efforts, and we may be unable to anticipate new attack techniques or may not have time to implement adequate preventative measures, including recommended upgrades, patches or improvements for individuals or entities utilizing unlicensed or outdated versions of our product or agent. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose sales, channel partners and existing and potential customers. In addition, our customers may authorize third-party service providers to access their customer data. Because the control of these third-party service providers is undertaken by our customers, we cannot ensure the complete integrity or security of such transmissions or processing.
As a cybersecurity provider, we have been, and expect to continue to be, a target of cyberattacks. If our internal networks, systems, or data are or are perceived to have been compromised, our reputation may be damaged and our financial results may be negatively affected.
Increasingly, organizations are subject to a wide variety of attacks on their networks. In addition to traditional computer “hackers,” malicious code (such as viruses and worms), employee theft or misuse, denial of service attacks, ransomware, malware and sophisticated government and government-supported actors now engage in incidents and attacks (including advanced persistent threat intrusions), and add to the risks to our internal networks and the information they store, manage and process. It is virtually impossible for us to entirely mitigate these risks. Any such security incident or breach could compromise our networks, creating system disruptions or slowdowns and exploiting security vulnerabilities of our products, and the information stored on our networks could be accessed, publicly disclosed, lost, or stolen, which could subject us to liability and cause us financial harm. These breaches, or any perceived breach, may also result in damage to our reputation, negative publicity (through research reports or otherwise), loss of partners, end-customers and sales, increased costs to remedy any problem, and costly litigation and may result in our business, operating results and financial condition being materially adversely affected.
We are subject to various data protection, security and privacy laws and regulations, which may result in increased compliance costs for our products. Our failure, or that of our partners or customers, to comply with any such laws or regulations may harm our reputation and negatively affect our business, results of operations and financial condition.
Our business and certain data that we collect, analyze, store and process is subject to laws, regulations, and industry standards concerning privacy, data protection, information security, and electronic and telecommunications services in the United States, Canada, the European Union and other jurisdictions in which we operate or may operate (collectively, “Privacy and Data Protection Laws”). The U.S. federal government, and various U.S. state governments, have adopted or proposed limitations on the collection, distribution, use, and storage of certain categories of information, such as personally identifiable information of individuals, personal health information, and other sector-specific types of data, including the Federal Trade Commission, the Electronic Communication Privacy Act, the Computer Fraud and Abuse Act, the Health Insurance Portability and Accountability Act, the Gramm Leach Bliley Act, and the California Consumer Privacy Act of 2018. Laws and regulations outside the United States, and particularly in Europe, such as the European General Data Protection Regulation, often are more restrictive than those in the United States. Such laws and regulations may require companies to implement privacy and security policies, permit individuals to access, correct, and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals’ consent to use personally identifiable information for certain purposes. In addition, some governments require that any information of certain categories collected in a country not be disseminated outside of that country. We also may find it necessary or desirable to join industry or other self-regulatory bodies or other information security or data protection-related organizations that require compliance with their rules pertaining to information security and data protection. We also may over time be bound by additional, more stringent contractual obligations relating to our actual or potential collection, use and/or disclosure of personal, financial, health, and other sensitive data.

We also expect that there will continue to be new Privacy and Data Protection Laws, and existing Privacy and Data Protection Laws may be interpreted in new manners in the future. We have already incurred certain expenses in establishing and maintaining our compliance with the obligations imposed by existing Privacy and Data Protection Laws, and new developments with respect to Privacy and Data Protection Laws could require us to modify our solutions, restrict our business operations or impair our ability to maintain and grow our customer base and increase our revenue. In the event a court or regulator determines that we have not complied with Privacy and Data Protection Laws, we may be subject to fines and public censure. The costs of compliance with, and other burdens imposed by, evolving Privacy and Data Protection Laws that are applicable to the businesses of our customers may also limit the use and adoption of our service and reduce overall demand for it.
These costs and outcomes could negatively affect our business, results of operations and financial condition.
We may be unable to meet our commitments under Term Loan and/or the Term Loan may have adverse consequences on our business.
We have a substantial amount of indebtedness arising from the $275 million term loan from Benefit Street Partners LLC (the “Term Loan”) used to help fund the NetMotion acquisition. Beginning on September 30, 2021, we will be required to use a portion of our cash flow to service our repayment obligations under the Term Loan. There is a risk that we will be unable to meet our financial obligations under the Term Loan as they become due. Our ability to make payments on, or to potentially refinance, our indebtedness under the Term Loan depends upon our future performance, which is subject to economic, financial, competitive, and other factors, many of which are outside of our control. A significant reduction in operating cash flows resulting from changes in economic conditions could increase the need for additional or alternative sources of liquidity and could have a material adverse effect on our business, financial condition, or results of operations, as well as our ability to service our debt and other obligations. In addition, the Term Loan is subject to interest rates which fluctuate based upon market conditions and our leverage ratio. Increases in these interest rates may have material adverse effect on our cash flows, operations and results therefrom, and therefore, our financial condition.
No assurance can be made that we will be able to generate sufficient funds to make required payments under the Term Loan or to fund other liquidity needs. If we are unable to meet our obligations to make the required payments under the Term Loan, the lenders may exercise their rights under the security arrangements of the Term Loan, which could result in a loss or substantial reduction in the value of our assets. If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek to obtain additional equity or debt capital or restructure our debt. In addition, any failure to make scheduled payment of interest and principal on outstanding indebtedness is likely to result in a reduction of credit rating, which could harm our ability to incur additional indebtedness on acceptable terms.
Additionally, the Term Loan contains affirmative, negative, and financial covenants which limit the activities that we may engage in, including our ability to grant security interests, incur additional indebtedness, execute asset sales, amalgamate, or merge, and pay higher dividends or make other distributions. These covenants could have adverse consequences on our business, including by limiting our ability to obtain additional financing, restricting our flexibility and discretion to operate our business, requiring us to dedicate a portion of our future cash flows to the payment of indebtedness under the Term Loan and not allowing us to use that cash flow for other purposes, exposing us to increased interest expense on borrowings at variable rates, limiting our ability to adjust to changing market conditions, placing us at a competitive disadvantage compared to competitors that have less debt or greater financial resources, making us vulnerable in a downturn in general economic conditions and preventing our ability to take advantage of certain business opportunities without the consent of the lenders. Our ability to comply with such covenants may be affected by events outside of our the control, including prevailing economic, financial, and industry conditions. A breach of these covenants by the Company, including a failure to meet applicable financial tests or ratios, could result in an event of default under the Term Loan and allow the lenders to accelerate the repayment of our indebtedness. In such circumstances, it may not be possible for us to repay the accelerated indebtedness or fulfill our obligations under other contractual arrangements in a timely fashion or at all, and any such event of default which is not cured or waived may result in adverse effects on our business or financial condition.
If we do not effectively manage our future growth, including by effectively expanding and training new employees, our business and results of operations will be negatively affected.
We have remained focused on sales growth. This has resulted, at times, in increasing headcount and operational costs to generate and support this growing customer base, which has placed, and will continue to place, to the extent that we are able to sustain such growth, significant strain on our management, administrative, operational and financial infrastructure. We anticipate that further growth will be required to address increases in the customer base, further development of our products and expansion into new geographic areas, amongst other areas of our business and operations. Further growth will require us to continue to hire, train and manage new employees as needed. If new hires perform poorly, or if we are unsuccessful in hiring, training, managing and integrating new employees, or if we are not successful in retaining existing employees, our business may be harmed. In addition, we may look to expand our engineering and sales teams in an attempt to increase product delivery and sales growth. Such sales growth may not match or exceed the increase in operating costs associated with hiring, training, managing and integrating of such employees, which could harm our business, results of operations and financial condition.
Our future sales growth and success depends in part on our continued research and development efforts.
We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain and develop our solutions and maintain and enhance our competitive position. We recognize the costs associated with these research and development investments earlier than the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. If we spend significant resources on research and development and are unable to generate an adequate return on our investment, our business, financial condition and results of operations may be materially and adversely affected.
If we fail to maintain a consistently high level of customer service, our brand, business, and financial results may be harmed.
We believe our focus on our customers’ experience with Absolute is critical to our success and our ability to attract and onboard new customers, retain our existing customers, and grow our business. As a result, we invest heavily in the quality and training of our ‘Customer Experience’ organization, along with the tools they use to provide this service. If we are unable to provide efficient and effective customer support globally at scale, our ability to grow our operations may be harmed and we may need to hire additional support personnel, which could harm our profitability and results of operations. In addition, our ability to attract new customers is highly dependent on our reputation and on positive recommendations from our existing customers. Any failure to maintain a consistently high level of customer service and to help our customers quickly resolve issues and provide effective ongoing support could harm our ability to retain existing customers and attract new customers and our reputation with existing or potential customers could suffer. We may experience difficulties maintaining a consistent level of service across our international operations and any third-party service providers we may use in these areas.
If we are not able to maintain and enhance our brand and our reputation as a provider of high-efficacy security solutions, our business, results of operations and financial condition may be harmed.
We believe that developing and maintaining awareness of our proprietary corporate and product brands in a cost-effective manner is critical to achieving widespread acceptance of our existing and future services and is an important element in attracting new customers. Further, we believe in the increased importance of brand recognition as competition in our market intensifies. Successful promotion of our brands will depend largely on the effectiveness of our marketing and communications efforts and on our ability to provide reliable secure and useful services at competitive prices. If we fail to successfully promote, maintain, and protect our brands, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brands, we may fail to attract enough new customers or retain existing customers to the extent necessary to realize a sufficient return on brand-building efforts, which would harm our business, results of operations and financial condition. In addition, any negative publicity about us, including about the efficacy and reliability of our technologies, our product offerings, our professional services and the partners or customers we work with, even if inaccurate, could negatively affect our reputation and brand.
Current and future global economic and political volatility and uncertainty may negatively impact our financial performance and results of operations as well as our ability to predict future spending requirements and growth, if any.
Current and future global economic, political and social conditions remain volatile and uncertain, especially due to the continuing impacts and uncertainties as a result of the COVID-19 pandemic, especially in certain parts of the world. As a result, it is difficult to estimate the level of growth or contraction for the global economy as a whole. It is even more difficult to estimate economic growth or contraction in various sectors and regions, including the markets in which we operate. Because all components of our budgeting and forecasting are dependent upon estimates of growth or contraction in the markets we serve and the demand for our products and services, the prevailing economic uncertainties render estimates of future income and expenditures very difficult to make. Adverse changes may occur as a result of the impact of the COVID-19 pandemic or the continued prevalence of public health crises, wavering consumer confidence, unemployment, declines in stock markets, contraction of credit availability, declines in real estate values, stagnant economic conditions, increasing nationalism and protectionism, trade tensions and tariff uncertainty, political deadlock, social unrest or other factors affecting economic conditions generally. These changes may negatively affect the sales of our services and, therefore, may impact our ability to meet our targets for Total ARR, revenue, Adjusted EBITDA and cash from operating activities.
Our business may be impacted by the cyclical and seasonal nature of PC and other device purchases by our customers, which may result in fluctuation of our results of operations.
Our business may be impacted from time to time by the general cyclical and seasonal nature of personal computer and other device purchases by corporate, education and governmental entities. For instance, in the education sector, greater technology purchases tend to occur in the fourth quarter of our financial year, in line with school-year-end purchasing cycles. Other factors which may create cyclical fluctuations include the development and adoption of new operating system software, the expiry of leases on devices or the introduction of newer or more advanced devices, legal and regulatory requirements, and the timing of contract renewals between our partners and their own customers. Since some of our revenue from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments may adversely affect our revenues. There can be no assurance that declines in shipment volumes in the United States or internationally will not have a material adverse effect on our business.
Competitive pricing pressure may reduce our gross profits and negatively affect our financial results.
If we are unable to maintain our current customer pricing due to competitive pressures or other factors, our margins will be reduced and our gross profits, business, results of operations, and financial condition would be harmed. The subscription prices for our products and services may decline for a variety of reasons, including competitive pricing pressures, discounts, anticipation of the introduction of new solutions by our competitors, or promotional programs offered by us or our competitors. Competitors with more diverse product and service offerings may reduce the price of products or subscriptions that compete with ours or may bundle them with other products and subscriptions, which could result in downward pressure on our customer pricing and reduce our gross profits.
We face intense competition and could lose market share to our competitors, which could negatively affect our business, financial condition, and results of operations.
The markets we serve are increasingly competitive and are characterized by continuous and rapid changes in technology, customer needs, and industry standards. It is possible that new competitors will enter the markets we operate in. Several potential competitors (including PC OEMs) are marketing or have announced the development of products and related patents that could be in direct competition with us. In addition, as we develop new products and services, we may begin competing against companies with whom we did not previously compete. Many of these competitors have greater financial, technical, marketing, sales and other resources, greater name recognition, longer operating histories and a larger base of customers than we do. They may be able to devote greater resources to the development, promotion and sale of services than we can and they may offer lower pricing than we do. Further, they may have greater resources for research and development of new technologies, the provision of customer support and the pursuit of acquisitions, or they may have other financial, technical or other resource advantages. Our larger competitors may have substantially broader and more diverse product and services offerings as well as routes to market, which allows them to leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that discourages users from purchasing our solutions. Further, many competitors that specialize in providing protection from a single type of security threat may be able to deliver these targeted security products to the market quicker than we can or may convince organizations that these limited products meet their needs. Even if there is significant demand for cloud-based security solutions like ours, if our competitors include functionality that is, or is perceived to be, equivalent to or better than ours in legacy products that are already generally accepted as necessary components of an organization’s IT security architecture, we may have difficulty increasing the market penetration of our products. Further, even if the functionality offered by other security and device management solutions providers is different and more limited than the functionality of our platform, organizations may elect to accept such limited functionality in lieu of adding products from additional vendors like us. Further, conditions in our market could change rapidly and significantly as a result of technological advancements, partnering or acquisitions by our competitors or continuing market consolidation. Accordingly, competition could have a material adverse effect on our business, financial condition and results of operations.
We rely on third-party hosting facilities and our own facilities to host and operate our service, and any disruption of or interference with our use of these facilities may negatively affect our ability to maintain the performance and reliability of our products, which could cause our business to suffer.
We currently serve our SaaS customers from facilities that include third-party hosting facilities located in the province of British Columbia and state of Washington, and certain cloud service providers. In addition, many of the NetMotion service customers host the service on their own systems (on physical servers or in their own cloud service). Damage to, or failure of, our vendors’, and/or our customers’ systems (as applicable) generally could result in interruptions in our service. Interruptions in our service may reduce our revenue, cause us to issue credits or pay penalties, cause customers to terminate their subscriptions and adversely affect our renewal rates and our ability to attract new customers. Our business will also be harmed if our customers and potential customers believe our service is unreliable. In addition, energy unavailability, weather events, other public health crises, and/or acts of terrorism or other political and economic unrest could cause disruptions in our and our vendors’ service reliability and in the economy.
As part of our current disaster recovery arrangements, redundant hardware is deployed where possible in all production customer environments. Production data is backed-up, encrypted, and stored in a secure offsite location. The recovery procedures and encryption keys are held remotely by our employees, so that the systems can be restored in the event of a site-wide disaster. Despite these arrangements, there can be no assurance that they will prevent disruptions or interference of our service and operations. Other than contractual assurances and agreed to controls, we do not control the operation of any of these facilities and they are vulnerable to damage or interruption from heatwaves, earthquakes, floods, fires, power loss, public health crises, telecommunications failures, and/or other events. They may also be subject to break-ins, sabotage, intentional acts of vandalism, and similar misconduct. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in the delivery of our products and our services, which would negatively impact our business, results of operations, and financial condition.
The success of our business depends in part on our ability to develop, protect and enforce our intellectual property rights.
Our revenue, cost of revenue, and expenses may suffer if we cannot continue to protect our intellectual property rights, or if third parties assert that we violated their intellectual property rights. We rely upon patent, copyright, trademark and trade secret laws in the United States and Canada and similar laws in other countries, and agreements with employees, customers, suppliers and other parties, to establish and maintain intellectual property rights in, amongst other items, our Persistence technology platform. The industry in which we compete may include new or existing entrants that own, or claim to own, intellectual property, and we have received, and may receive in the future, assertions and claims from third parties that our products infringe on their patents or other intellectual property rights. Litigation has been and in the future may continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish our proprietary rights. Any of our direct or indirect intellectual property rights could be challenged, invalidated or circumvented, or such intellectual property rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly or delayed product redesign efforts, discontinuance of certain product offerings or other competitive harm. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of Canada or the United States. Therefore, in certain jurisdictions we may be unable to protect our proprietary technology adequately against unauthorized third-party copying or use, which could adversely affect our competitive position. Third parties also may claim that we or our customers or partners that we indemnify are infringing upon their intellectual property rights. These claims can be time consuming and costly to defend and divert management’s attention and resources away from the business.
In addition, our research and development activities and commercial success depend in part upon our ability to develop new or improved technologies and products and to successfully obtain patent or other proprietary or statutory protection for these technologies and products in Canada, the United States and other countries. We seek to patent concepts, components, protocols and other inventions that are considered to have commercial value or that will likely yield a technological advantage. We own rights to patented and patent pending technologies in the United States, Canada and other countries. We may not be able to develop new technology that is patentable, new patents may not be issued in connection with our pending applications, allowed claims may not be sufficient to protect our new technology, and patents may not be obtained by us in every jurisdiction where our products are sold. Further, any current or future issued patents could be challenged, invalidated or circumvented and may not provide proprietary protection or a competitive advantage. New entrants to the field may have been issued patents, and may have filed patent applications or may obtain additional patents and proprietary rights, for technologies similar to those that we have made or may make in the future. Since publication or public awareness of new technologies often lags behind actual discoveries, we cannot be absolutely certain that we were the first to develop the technology covered by our pending patent applications or that we were the first to file patent applications for the technology. In addition, the disclosure in our new patent applications, particularly in respect of the utility of our claimed inventions, may not be sufficient to meet the statutory requirements for patentability in all cases. As a result, there can be no assurance that our new patent applications will result in enforceable patents, nor can the breadth of allowed claims in our patents, and their enforceability, be predicted. Even if our patents are held to be enforceable, others may be able to design around these patents or develop products similar to our products that are not within the scope of these patents.

Claims by others that we infringe their proprietary technology or other intellectual property rights could result in significant costs and substantially harm our business, financial condition, results of operations, and prospects.
Claims by others that we infringe their proprietary technology or other intellectual property rights could harm our business. A number of companies in our industry hold a large number of patents and also protect their copyright, trade secret and other intellectual property rights, and companies in the networking and security industry frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. As we face increasing competition and grow, the possibility of intellectual property rights claims against us also grows. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that such personnel have divulged proprietary or other confidential information to us. From time to time, third parties may assert claims of infringement of intellectual property rights against us.
Third parties may in the future also assert claims against our customers or PC OEM partners. As the number of products and competitors in the security and IT operations market increases and overlaps occur, claims of infringement, misappropriation, and other violations of intellectual property rights may increase. In addition, litigation may involve non-practicing entities, companies or other patent owners who have no relevant product offerings or revenue and against whom our own patents may therefore provide little or no deterrence or protection. Any claim of intellectual property infringement by a third party, even a claim without merit, could cause us to incur substantial costs defending against such claim, could distract our management from our business and could require us to cease use of such intellectual property.
Additionally, our insurance may not cover intellectual property rights infringement claims that may be made. In the event that we fail to successfully defend ourselves against an infringement claim, a successful claimant could secure a judgment or otherwise require payment of legal fees, settlement payments, ongoing royalties or other costs or damages; or we may agree to a settlement that prevents us from offering certain services or features; or we may be required to obtain a license, which may not be available on reasonable terms, or at all, to use the relevant technology. If we are prevented from using certain technology or intellectual property, we may be required to develop alternative, non-infringing technology, which could require significant time, during which we could be unable to continue to offer our affected services or features, effort and expense and may ultimately not be successful.
Although third parties may offer a license to their technology or other intellectual property, the terms of any offered license may not be acceptable, and the failure to obtain a license or the costs associated with any license could cause our business, financial condition and results of operations to be negatively affected. If a third party does not offer us a license to its technology or other intellectual property on reasonable terms, or at all, we could be enjoined from continued use of such intellectual property. As a result, we may be required to develop alternative, non-infringing technology, which could require significant time, during which we could be unable to continue to offer our affected products, subscriptions or services, effort, and expense and may ultimately not be successful. Further, a successful claimant could secure a judgment or we may agree to a settlement that prevents us from making, using or distributing certain products, providing certain subscriptions or performing certain services or that requires us to pay substantial damages, royalties or other fees. Any of these events could harm our business, financial condition and results of operations.
Some of our technology incorporates “open source” software, which could negatively affect our ability to sell our products and subject us to possible litigation.
Certain of our products and subscriptions contain third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to sell our products and subscriptions. The use and distribution of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Many of the risks associated with use of open source software cannot be eliminated and could negatively affect our business. In addition, the wide availability of source code used in our solutions could expose us to security vulnerabilities.
Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public, including authorizing further modification and redistribution, or otherwise be limited in the licensing of our services, each of which could provide an advantage to our competitors or other entrants to the market, create security vulnerabilities in our solutions, require us to re-engineer all or a portion of our technologies, and could reduce or eliminate the value of our services. This would allow our competitors to create similar products with lower development effort and time and ultimately could result in a loss of sales for us.

The terms of many open source licenses have not been interpreted by U.S. and Canadian courts, and there is a risk that these licenses could be construed in ways that could impose unanticipated conditions or restrictions on our ability to commercialize products and subscriptions incorporating such software. Moreover, we cannot assure you that our processes for controlling our use of open source software in our products and subscriptions will be effective. From time to time, we may face claims from third parties asserting ownership of, or demanding release of, the open source software or derivative works that we developed using such software (which could include our proprietary source code), or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation. Litigation could be costly for us to defend, have a negative effect on our results of operations and financial condition or require us to devote additional research and development resources to change our solutions. Responding to any infringement or noncompliance claim by an open source vendor, regardless of its validity, discovering certain open source software code in our technologies and products, or a finding that we have breached the terms of an open source software license, could harm our business, results of operations and financial condition.
We license technology from third parties, and our inability to maintain those licenses could harm our business.
We currently incorporate, and will in the future incorporate, technology that we license from third parties into our solutions. We cannot be certain that our licensors do not or will not infringe on the intellectual property rights of third parties or that our licensors have or will have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell our products. Some of our agreements with our licensors may be terminated by them for convenience, or otherwise provide for a limited term. If we are unable to continue to license technology because of intellectual property infringement claims brought by third parties against our licensors or against us, or if we are unable to continue our license agreements or enter into new licenses on commercially reasonable terms, our ability to develop and sell solutions and services containing that technology would be limited, and our business could be harmed. Additionally, if we are unable to license technology from third parties, we may be forced to acquire or develop alternative technology, which we may be unable to do in a commercially feasible manner or at all, and may require us to use alternative technology of lower quality or performance standards. This could limit or delay our ability to offer new or competitive solutions and increase our costs. As a result, our margins, market share, and results of operations could be harmed.
We may incur losses associated with foreign currency fluctuations.
Our reporting and functional currency is the United States dollar. However, a significant portion of our operating expenses is denominated in Canadian dollars. As a result, we are exposed to fluctuations in the Canadian dollar exchange rate. Currency markets by their nature are volatile and have seen some increased volatility recently due to the COVID-19 pandemic. A significant appreciation of the Canadian dollar relative to the U.S. dollar could materially impact our profitability. In addition, we will be exposed to greater foreign exchange risk from other countries as our operations, and our operating expenses, expand in foreign jurisdictions.
If we are unable to attract and retain qualified personnel and maintain a positive and inclusive company culture, our business could be harmed.
Our future performance depends in part upon attracting and retaining key technical, sales and management personnel. There can be no assurance that we can retain these personnel and continue to recruit required talent quickly enough and with the skills required to enable us to execute on our business plans. Effective and thorough succession planning is also important to our long-term success. Failure to ensure effective transfer of knowledge and smooth transitions involving key employees could hinder our strategic planning and execution. The loss of any key employee, or the inability of a key employee to work for a prolonged period of time (for example, as a result of the illness of a key employee or the inability of a key employee to work due to government restrictions), could result in significant disruptions to our operations, including adversely affecting the timeliness of product releases, the successful implementation and completion of our initiatives and our results of operations.
Competition for people with the specific skills that we require is significant in the industry in which we operate and in the Vancouver, B.C., Austin, Texas, Silicon Valley in California, Seattle, Washington, Boulder/Denver, Colorado, and Ho Chi Minh City, Vietnam areas where we have a substantial presence and require highly skilled personnel and, as a result, we may face difficulties in attracting, retaining and motivating employees. Our inability to properly manage increasing employee compensation expenses could negatively impact our profitability. In addition, periodic changes to the organizational structure, geographic focus and concentration and compensation plans for our sales organization may be disruptive and may impact our sales cycle or alter the average cost of revenue. The inability to obtain key employees or the loss of the services of our key employees and related severance or termination payments could have a material adverse effect on our business, operating results and financial condition.

In addition, we believe that our corporate culture fosters innovation, creativity, and teamwork. As our organization grows and evolves, we may need to implement more complex organizational management structures or adapt our corporate culture and work environments to ever-changing circumstances, such as during times of a natural disaster or public health emergency, and these changes could impact our ability to compete effectively or have an adverse impact on our corporate culture. While we are committed to equality, diversity, and inclusion at all levels of our organization, there is no assurance that our strategies and efforts in this area will deliver positive outcomes.
We may become involved in litigation or dispute resolution that may negatively affect us.
From time to time, we are and may be subject to litigation or dispute resolution relating to various types of claims, including claims (for damages or otherwise) related to undetected errors or malfunctions of our services and products, data breaches, intellectual property violation, commercial or contract disputes, employment matters, or under applicable securities laws. A product liability or securities class action claim, in particular, could seriously harm our business because of the costs of defending the lawsuit, diversion of employees’ time and attention and potential damage to our reputation. Further, our services and products are complex and often implemented by our customers to interact with third-party technology. Claims may be made against us for damages properly attributable to those third-party technologies, regardless of our lack of responsibility for any failure resulting in a loss. As a result, we could be required to pay substantial amounts in settlement or in damages upon the determination of any of these types of claims and incur damage to our business and reputation. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products. Our insurance may not cover potential claims, or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.
Our international operations and plans for future international expansion expose us to significant risks, and failure to manage those risks could adversely impact our business.
We intend to continue to pursue, and commit resources to, growth opportunities beyond North America which could result in international sales accounting for an increasing portion of our consolidated revenues. Outside of North America, we maintain offices in Vietnam and the United Kingdom and personnel in these and other countries. We may not be aware of all the factors that may affect our business in foreign jurisdictions. We will be subject to a number of risks associated with international business activities that may increase liability or costs, lengthen sales cycles and/or product development cycles or require significant management attention.
International operations carry certain risks and associated costs, such as: the complexities and expense of administering a business abroad; complications in compliance with, and unexpected changes in legal and regulatory restrictions or requirements; foreign laws, international import and export legislation; trading and investment policies; economic and political instability; foreign currency fluctuations; exchange controls; increased nationalism and protectionism; tariffs and other trade barriers; difficulties in collecting accounts receivable; potential adverse tax consequences; uncertainties of laws and enforcement relating to intellectual property and privacy rights; unauthorized copying of software; difficulty in managing a geographically dispersed workforce in compliance with diverse local laws and customs; potential governmental expropriation (especially in countries with undemocratic/authoritarian ruling parties); and other factors depending upon the country involved. There can be no assurance that we will not experience these risks in the future. If foreign operations expand to the point where they account for a significant portion of our consolidated revenues, the presence of such risks could have a material adverse effect on our business, operating results and financial condition.
Because we recognize revenue from subscriptions to our cloud services ratably over the term of the Billings, downturns or upturns in new business will not be immediately reflected in our results of operations.
We generally recognize revenue from customer subscriptions to our cloud services ratably over the term of the Billings. As a result, most of the revenue that we report in each quarter results from the recognition of deferred revenue relating to Billings entered into during previous periods. Consequently, a decline in new or renewal subscriptions in any one quarter will not necessarily be fully reflected in the revenue in that quarter but will negatively affect revenue in future quarters. In addition, we may be unable to adjust our cost structure to reflect the changes in Billings. Accordingly, the effect of significant downturns in sales and market acceptance of our services or products may not be fully reflected in our results of operations until future periods. We may also be unable to timely reduce our cost structure in line with a significant deterioration in sales or renewals that would adversely affect our results of operations and financial condition. In addition, although we are seeking to increasingly transition the NetMotion customer agreements to recurring cloud subscriptions, the NetMotion solutions are continuing to be sold to existing customers via an on-premise software subscription model. There may be more variability in our future revenues (and other related financial measures) from the on-premise software subscription model, unlike recurring cloud subscriptions, because of the up-front revenue recognition component from on-premise licenses.

Most of our Billings are conducted on a resale basis. As a result, large or unexpected amounts of product returns could negatively impact our Billings and future revenue.
Most Billings are conducted via channel partners who purchase from us in order to resell to their customers. While our services are provided directly to the end user customer, the orders, which include ship dates, customer name, product, pricing and volume, come in various forms from the reseller partner (sales reports, purchase orders, shipping reports, royalty reports, etc.). We ship the software, commence the subscription term and invoice the reseller (and receive payment from the reseller) based on receipt of, or ship dates contained in, these forms of evidence of the end customer purchase, and report this as a Billing for the applicable period. Accordingly, we rely upon the reseller partner to have sufficiently concluded the sales process with the end user customer to ensure that the order is valid and the risk of returns is kept to a minimum. It is possible that a reseller may order from us and subsequently return the product in accordance with generally accepted industry practices. In such cases, if a sale had been reported in a prior period, it would have to be subsequently reversed, impacting future Billings and revenue performance.
We may be subject to audits by tax authorities in the various jurisdictions in which we operate as well as the effects of tax reform, any of which may negatively affect our business, results of operations and financial condition.
Significant judgment is required in determining our provision for income taxes. Various internal and external factors may have favourable or unfavourable effects on our future provision for income taxes, income taxes payable and/or effective income tax rate. These factors include, but are not limited to: changes in tax laws, regulations and/or rates; results of audits by tax authorities; changing interpretations of existing tax laws or regulations; changes in estimates of prior years’ items; future levels of research and development spending; changes in the overall mix of income among the different jurisdictions in which we operate; and changes in overall levels of income before taxes. To the extent that the taxation authorities do not agree with our tax positions, we may not be able to realize all or a portion of the tax benefits recognized. Further, new accounting pronouncements or new interpretations of existing accounting pronouncements can have a material impact on our effective income tax rate.
We file income tax returns and pay income taxes in jurisdictions where we believe we are subject to tax. In jurisdictions in which we do not believe we are subject to tax and therefore do not file income tax returns, we can provide no certainty that tax authorities in those jurisdictions will not subject one or more tax years (since our inception or of our subsidiaries) to examination. Tax examinations are often complex as tax authorities may disagree with the treatment of items reported by us, the result of which could have a material adverse effect on our financial condition and results of operations.
In addition, in response to significant market volatility and disruptions to business operations resulting from the COVID-19 pandemic, legislatures and taxing authorities in many jurisdictions in which we operate have been changing, and may continue to implement and propose changes to, their tax rules. These changes could include modifications that have temporary effect, and more permanent changes. The impact of these potential new rules on us, our long-term tax planning, and our tax effective tax rate could be material.
Our insurance costs may increase significantly, we may be unable to obtain the same level of insurance coverage, and our insurance coverage may not be adequate to cover all possible losses we may suffer.
We currently maintain comprehensive insurance coverages and generally renew our insurance policies annually. If the cost of coverage becomes too high or if we believe certain coverage becomes inapplicable, we may need to reduce our policy limits, increase retention amounts, or agree to certain exclusions from our coverage to reduce the premiums to an acceptable amount or to otherwise reduce coverage for certain occurrences. On the other hand, we may determine that we either do not have certain coverage that would be prudent for our business and the risks associated with our business or that our current coverages are too low to adequately cover such risks. In either event, we may incur additional or higher premiums for such coverage than in prior years.
Although we maintain insurance coverage for protecting against cyber security risks, such coverage may not be sufficient to protect against or cover all the losses we may experience as a result of any cyber-attacks. We may suffer damage due to a casualty loss (such as fire, natural disasters, or acts of war or terrorism) or other losses (such as those related to employment matters, professional liability, or certain actions or inactions by our management, directors, employees, or others) that could severely disrupt our business or subject us to claims by third parties who are injured or harmed. Although we maintain insurance that we believe to be adequate, such insurance may be inadequate or unavailable to cover all the risks to which our business and assets may be exposed, including risks related to certain litigation. Should an uninsured loss (including a loss that is less than the applicable deductible or that is not covered by insurance) or loss in excess of insured limits occur, it could have a significant adverse impact on our business, results of operations, or financial condition.

Our business is subject to the risks of product liability and that product defects, from real or perceived defects in our solutions or their misuse by our customers or third parties, potentially expose us to substantial liability.
We may be subject to claims related to product liability and consumer protection legislation, particularly in the United States. The limitation of liability provisions in the standard terms and conditions in our license agreements may not fully or effectively protect us from claims as a result of applicable laws or unfavourable judicial decisions in the United States or other countries. The sale and support of our products also entails the risk of product liability claims. Although we may be indemnified by our third-party manufacturers for product liability claims arising out of manufacturing defects or inadvertent activation by manufacturers of our agent on endpoint devices, because we control the design of our products, we may not be indemnified for product liability claims arising out of design defects. We maintain insurance to protect against, amongst other matters, certain claims associated with the use of our products, but our insurance coverage may not adequately cover any claim asserted against us. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation, divert management’s time and other resources, and harm our reputation.
If we are unable to enforce and protect our non-patent proprietary rights, including trade secrets, our business could be harmed.
In addition to patents, we rely on, among other things, copyrights, trademarks, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights in Canada, the United States and other countries. As a result, it is possible that the following may occur: some or all of the confidentiality agreements entered into by us with our employees, consultants, business partners, customers, potential customers and other third parties will not be honoured; third parties will independently develop equivalent technology or misappropriate our technology and/or designs; disputes will arise with our strategic partners, customers or others concerning the ownership of intellectual property; there may occur an unauthorized disclosure of source code, know-how or trade secrets; or contractual provisions may not be enforced in foreign jurisdictions. There can be no assurance that we will be successful in protecting our proprietary rights in Canada, the United States and other countries.
Climate change may have an impact on our business.
While we seek to organize our operations in ways that mitigate our environmental impacts and business risks associated with climate change, there are inherent, and increasingly prevalent, climate-related risks wherever our business is conducted. Any of our primary locations may be vulnerable to the adverse effects of climate change. Changing market dynamics and institutional shareholder sentiments, global policy developments, and the increasing frequency and impact of extreme weather events on critical infrastructure in Canada, the U.S., and elsewhere have the potential to disrupt our business and the businesses of our customers, partners, and vendors, and may cause us to experience losses or additional/higher costs to maintain or resume operations. In particular, we rely on data centers to deliver our solutions, which consume significant amounts of energy. To the extent that energy prices increase as a result of carbon pricing or other measures, this could affect our cost structure.
Certain of our market opportunity estimates and growth forecasts included in this MD&A could prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and negatively affect our business.
This MD&A, the AIF, and our other public disclosures, include certain estimates of the addressable market for our products and solutions. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this MD&A or the AIF relating to the size and expected growth of our device and application opportunities and/or target markets may prove to be inaccurate. In particular, our estimates regarding our current and projected market opportunity following the NetMotion acquisition are difficult to predict. In addition, our internal estimates of the addressable market for endpoint security and secure network access solutions reflect the opportunity available from all participants and potential participants in the market and we cannot predict with precision our ability to address this demand or the extent of market adoption of our solution. The addressable market we estimate may not materialize for many years, if ever, and even if the markets in which we compete meet the size estimates and growth forecasted in this MD&A or the AIF, our business could fail to grow at similar rates, if at all. Accordingly, the forecasts of market growth included in this MD&A, the AIF, and our other public disclosures should not be taken as indicative of our future growth.
The market price of our Common Shares may be volatile.
The trading price of our Common Shares has in the past been subject to wide fluctuations and may also be subject to fluctuation in the future. This may make it more difficult for investors to resell our Common Shares when they want at prices that they find attractive. Increases in our Common Share price may also increase our compensation expense pursuant to our existing director, officer and employee equity compensation arrangements. Fluctuations in our Common Share price may be caused by events unrelated to our operating performance and beyond our control.
Factors that may contribute to fluctuations include, but are not limited to:
•revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
•changes in recommendations or financial estimates by industry or investment analysts, or failure of industry or financial analysts to maintain coverage of us;
•actual or anticipated changes or fluctuations in our results of operations;
•announcements by us or our competitors of new products or new or terminated significant contracts, commercial relationships or capital commitments;
•rumours and market speculation involving us or other companies in our industry;
•changes in our executive management team or the composition of our Board of Directors;
•fluctuations in the share prices of other companies in the technology and emerging growth sectors;
•general market conditions, for instance, as recently affected by the COVID-19 pandemic;
•actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;
•litigation involving us, our industry or both, or investigations by regulators into our operations or those of competitors;
•announced or completed acquisitions of businesses or technologies by us or our competitors;
•new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
•shareholder activism and related publicity;
•foreign exchange rates; and
•other risk factors as set out in this MD&A.
If the market price of our Common Shares drops significantly, shareholders could institute securities class action lawsuits against us, regardless of the merits of such claims. Such a lawsuit could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business. This could harm our business, results of operations and financial condition.
Raising additional capital may cause dilution to our shareholders.
We may sell additional equity securities in the future in order to meet our future financing needs (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, acquisitions and/or other projects. We cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of our securities will have on the market price of our Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, and possibly substantial dilution, to our securityholders.
Our Board of Directors has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, our shareholders. Such additional issuances may involve the issuance of a significant number of our Common Shares at prices less than the current market price for the Common Shares.
There is no guarantee that an active trading market for our Common Shares will be maintained on the TSX and/or the Nasdaq.
Our shareholders may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. Although our Common Shares are listed for trading on the TSX and the Nasdaq, an active trading market for our shares may not be sustained. There can be no assurance that there will be sufficient liquidity of our Common Shares on the trading market, and that we will continue to meet the listing requirements of the TSX, the Nasdaq, or any other public listing exchange. The lack of an active market may impair your ability to sell your Common Shares at the time you wish to sell them or at a price that you consider reasonable.

Future issuances of equity securities by us or sales by our existing shareholders may cause the price of our Common Shares to fall.
The market price of our Common Shares could decline as a result of issuances of securities or sales by our existing shareholders in the market, including by our directors, executive officers and significant shareholders, or the perception that these sales could occur. Sales of our Common Shares by shareholders might also make it more difficult for us to sell Common Shares at a time and price that we deem appropriate. We also expect to issue Common Shares in the future. Future issuances of Common Shares, or the perception that such issuances are likely to occur, could affect the prevailing trading prices of the Common Shares.
If securities or industry analysts do not publish research or publish unfavourable or inaccurate research about our business, our Common Share price and trading volume could decline.
Our Common Share price and trading volume may be heavily influenced by the way analysts and investors interpret our financial information and other disclosures. If securities or industry analysts do not publish research or reports about our business, delay publishing reports about our business or publish negative reports about our business, regardless of accuracy, our Common Share price and trading volume could decline.
The trading market for our Common Shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If the number of analysts that cover us declines, demand for our Common Shares could decrease and our Common Share price and trading volume may decline. Even if our Common Shares are actively covered by analysts, we do not have any control over the analysts or the measures that analysts or investors may rely upon to forecast our future results. Over-reliance by analysts or investors on any particular metric to forecast our future results may result in forecasts that differ significantly from our own.
Regardless of accuracy, unfavourable interpretations of our financial information and other public disclosures could have a negative impact on our Common Share price. If our financial performance fails to meet analyst estimates, for any of the reasons discussed above or otherwise, or one or more of the analysts who cover us downgrade our Common Shares or change their opinion of our Common Shares, our Common Share price would likely decline.
We may not continue paying dividends at historical rates or at all in the future.
While we have historically declared and paid dividends on our Common Shares on a quarterly basis, future dividends will be declared and paid at the discretion of our Board of Directors, and there can be no assurance that we will continue declaring and paying dividends at historical rates or at all. As a result, the return on an investment in our Common Shares would depend upon any future appreciation in value, if any, and on a shareholder’s ability to sell Common Shares. The payment of future dividends, if any, will be reviewed periodically by our Board of Directors and will depend upon, among other things, conditions then existing including cash flow, the results of operations, financial condition, indebtedness, the need for funds to finance ongoing operations, applicable restrictions under the Term Loan, and other relevant business considerations.
We or any of our non-U.S. subsidiaries may constitute “controlled foreign corporations” for U.S. federal income tax purposes, which could result in adverse tax consequences for certain of our U.S. shareholders.
U.S. holders of Common Shares that own 10% or more of the vote or value of our Common Shares (such U.S. holders, “10% Shareholders”) may suffer adverse tax consequences because our non-U.S. subsidiaries are expected to be characterized as a “controlled foreign corporation” (“CFC”) under Section 957(a) of the Internal Revenue Service Code of 1986, as amended (the “Code”).
A non-U.S. corporation is considered a CFC if more than 50 percent of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation, is owned, or is considered as owned by applying certain constructive ownership rules, by “U.S. shareholders” (or, U.S. persons who own stock representing 10% or more of the vote or 10% or more of the value on any day during the taxable year of such non-U.S. corporation). Certain U.S. shareholders of a CFC generally are required to include currently in gross income such shareholders’ share of the CFC’s “Subpart F income”, a portion of the CFC’s earnings to the extent the CFC holds certain U.S. property, and a portion of the CFC’s “global intangible low-taxed income” (as defined under Section 951A of the Code). Such U.S. shareholders are subject to current U.S. federal income tax with respect to such items, even if the CFC has not made an actual distribution to such shareholders. “Subpart F income” includes, among other things, certain passive income (such as income from dividends, interests, royalties, rents and annuities or gain from the sale of property that produces such types of income) and certain sales and services income arising in connection with transactions between the CFC and a person related to the CFC. “Global intangible low-taxed income” may include most of the remainder of a CFC’s income over a deemed return on its tangible assets.

As a result of certain changes in the U.S. tax law introduced by tax legislation enacted on December 22, 2017, entitled “an Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018” (the “Amendments”), we believe that our non-U.S. subsidiary is classified as a CFC in the current taxable year. For 10% Shareholders, this may result in adverse U.S. federal income tax consequences, such as current U.S. taxation of Subpart F income, of such 10% Shareholder’s share of our non-U.S. subsidiary’s earnings to the extent our non-U.S. subsidiary holds U.S. property, and taxation of amounts treated as global intangible low-taxed income under Section 951A of the Code with respect to such shareholder, and being subject to certain reporting requirements with the Internal Revenue Service (the “IRS”). A U.S. shareholder who is an individual generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. corporation. If you are a 10% Shareholder, you should consult your own tax advisors regarding the U.S. tax consequences of acquiring, owning, or disposing our Common Shares and the impact of the Amendments, especially the changes to the rules relating to CFCs.
We may be a passive foreign investment company, which may result in adverse U.S. federal income tax consequences for U.S. Holders of Common Shares.
Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Based on the nature of our income and the value and composition of our assets, we do not believe we were a PFIC during the taxable year ended June 30, 2020. Because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current or future taxable years. If we are characterized as a PFIC, U.S. shareholders may suffer adverse tax consequences, including the treatment of gains realized on the sale of our Common Shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our Common Shares by individual U.S. shareholder, and the addition of interest charges to the tax on such gains and certain distributions. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a Qualified Electing Fund (“QEF”) election, or, to a lesser extent, a mark-to-market election. However, we do not intend to provide the information necessary for U.S. shareholders to make QEF elections if we are classified as a PFIC.
You may be unable to enforce actions against us or certain of our directors and officers under U.S. federal securities laws.
As a corporation organized under the laws of British Columbia, Canada, it may be difficult to bring actions under U.S. federal securities law against us. Certain of our directors and officers reside principally in Canada. Because certain of our assets and the assets of these persons are located outside of the United States, it may not be possible for investors to effect service of process within the United States upon us or those persons. Further, it may not be possible for investors to enforce against us or those persons not in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, or our directors and officers.
We are an emerging growth company and intend to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make our Common Shares less attractive to investors.
We are an “emerging growth company” (“EGC”) as defined in the U.S. Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). We will remain an EGC until the earliest to occur of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (ii) June 30, 2026 (the last day of the fiscal year ending after the fifth anniversary of the date of the completion of the first sales of its common equity pursuant to an effective registration statement under the United States Securities Act of 1933, as amended; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three- year period; or (iv) the date we qualify as a “large accelerated filer” under the rules of the SEC, which means the market value of our Common Shares held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter after we have been a reporting company in the United States for at least 12 months. For so long as we remain an EGC, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other U.S. public companies that are not EGCs. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 (“Section 404”) of the Sarbanes-Oxley Act (2002), as amended (the “Sarbanes-Oxley Act”).
We may take advantage of some, but not all, of the available exemptions available to EGCs. We cannot predict whether investors will find our Common Shares less attractive if we rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and the price of our Common Shares may be more volatile.
We incur increased costs as a result of operating as a public company in the United States and our management is required to devote substantial time to new compliance initiatives.
As a U.S. public company since October 2020, particularly if or when we are no longer an EGC, we are incurring and will incur significant legal, accounting and other expenses, in addition to those we incur as a Canadian public company, that we did not incur prior to being listed in the United States. In addition, the Sarbanes-Oxley Act, and rules implemented by the SEC and the Nasdaq impose various other requirements on public companies, and we will need to spend time and resources to ensure compliance with our reporting obligations in both Canada and the United States.
In addition, being a public company in the United States has increased and will increase legal and financial compliance as well as regulatory costs, such as additional Nasdaq fees, and will make some of our public company obligations more time consuming. We intend to invest resources to comply with evolving laws, regulations and standards in both Canada and the United States, and this investment will and may result in increased general and administrative expenses and increased diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with public company laws, regulations and standards in the United States, Canada or elsewhere (as applicable) are insufficient, regulatory authorities may initiate legal proceedings against us and our business may be harmed. Failure to comply with these rules might also make it more difficult for us to obtain or maintain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, on committees of our Board of Directors or as members of senior management.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.
We currently qualify as a “foreign private issuer” under applicable U.S. federal securities laws and, therefore, are not required to comply with all of the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are currently exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our securities as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are currently exempt from the proxy rules under the Exchange Act. We are also currently exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we expect to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic issuers.
In addition, as a foreign private issuer, we currently have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. federal securities laws and Nasdaq listing rules, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We plan to rely on this exemption in part. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic issuers that are subject to all U.S. corporate governance requirements.
In the future, we may cease to qualify as a foreign private issuer. If we cease to qualify, at a future date we will become subject to the same reporting requirements and corporate governance requirements as a U.S. domestic issuer, which may increase our costs of being a public company in the United States.
As a result of being a public company in the United States, we are obligated to maintain proper and effective internal control over financial reporting in accordance with laws, rules and regulations in the United States, including the Sarbanes-Oxley Act, and any failure to maintain the adequacy of these internal controls may negatively impact investor confidence in our company and, as a result, the value of our Common Shares.
We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the Nasdaq. In particular, we are required pursuant to Section 404 to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an EGC. We have not yet commenced the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation required under Section 404. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. Any failure to maintain effective internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our Common Shares could decline, we could be subject to sanctions or investigations by the Nasdaq, the SEC or other regulatory authorities and our access to the capital markets could be restricted in the future.